     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON APRIL 15, 1999


                                                      REGISTRATION NO. 333-72749
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549
                             ----------------------


                               AMENDMENT NO. 2 TO


                                    FORM S-3
            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
                             ----------------------

                          AMERICAN CLASSIC VOYAGES CO.
             (Exact Name of Registrant as Specified in its Charter)

                     DELAWARE                                           31-0303330
 (State or Other Jurisdiction of Incorporation or          (I.R.S. Employer Identification No.)
                  Organization)

    TWO NORTH RIVERSIDE PLAZA, SUITE 200, CHICAGO, IL 60606, (312) 258-1890 (Address, Including Zip Code, and Telephone Number, Including Area Code, of
                   Registrant's Principal Executive Offices)

                                JORDAN B. ALLEN
            EXECUTIVE VICE PRESIDENT, GENERAL COUNSEL AND SECRETARY
                          AMERICAN CLASSIC VOYAGES CO.
    TWO NORTH RIVERSIDE PLAZA, SUITE 200, CHICAGO, IL 60606, (312) 466-6202 (Name, Address, Including Zip Code, and Telephone Number, Including Area Code,
                             of Agent for Service)

                                   Copies To:

               DAVID S. STONE, ESQ.                                THOMAS A. COLE, ESQ.
     SEYFARTH, SHAW, FAIRWEATHER & GERALDSON                       IMAD I. QASIM, ESQ.
            55 EAST MONROE, SUITE 4200                               SIDLEY & AUSTIN
                CHICAGO, IL 60603                                ONE FIRST NATIONAL PLAZA
            TELEPHONE: (312) 269-8965                               CHICAGO, IL 60603
                                                                TELEPHONE: (312) 853-7000

     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this Registration Statement becomes effective.

     If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, check the following box. [ ]

     If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [ ]

     If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

                             SUBJECT TO COMPLETION

                  PRELIMINARY PROSPECTUS DATED APRIL 15, 1999


PROSPECTUS

                                3,500,000 SHARES
                       AMERICAN CLASSIC VOYAGES CO. LOGO

                          AMERICAN CLASSIC VOYAGES CO.

                                  COMMON STOCK

                            ------------------------

     American Classic Voyages Co. is the leading provider of overnight passenger cruises among the Hawaiian Islands and on the Mississippi River system.


     We are offering to sell 3,500,000 shares of common stock with this prospectus. Our shares are quoted on the Nasdaq National Market under the symbol "AMCV." On April 14, 1999, the last reported sale price of our common stock on the Nasdaq National Market was $19 1/8 per share.



     SEE "RISK FACTORS" BEGINNING ON PAGE 8 FOR A DISCUSSION OF RISKS THAT YOU SHOULD CONSIDER BEFORE YOU INVEST IN THE COMMON STOCK BEING SOLD WITH THIS PROSPECTUS.


                            ------------------------

                                                         PER SHARE     TOTAL
                                                         ---------     -----
Public Offering Price.................................       $           $
Underwriting Discount.................................       $           $
Proceeds, before expenses, to American Classic Voyages
  Co. ................................................       $           $

     The underwriters may also purchase up to an additional 525,000 shares from us within 30 days from the date of this prospectus to cover over-allotments.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.



                            ------------------------

MERRILL LYNCH & CO.
           DONALDSON, LUFKIN & JENRETTE
                        GOLDMAN, SACHS & CO.
                                   CRAIG-HALLUM CAPITAL GROUP, INC.

                            ------------------------

            THE DATE OF THIS PROSPECTUS IS                  , 1999.

                     "EXPERIENCE THE TRUE SPIRIT OF HAWAII"


       Photo                                                     Photo

Kauai's Na Pali Coast                                       Maui's Iao Valley

                            Map of Hawaiian Islands


       Photo                                                     Photo

Diamond Head on Oahu                                          Kilauea Volcano
                                                             on the Big Island

                                PROJECT AMERICA
                            Rendering of New Vessel


Photo                                                       Photo
Atrium                                                 Main Pool Deck




                                     Photo
                            Rendering of New Vessel




Photo                                Photo                  Photo
Cabaret                             Theatre             Outdoor Stage

                               "LIVE THE LEGEND"

                                     Photo
                        Rendering of New Coastal Vessel



             Photo                                    Photo

Delta Queens River System Routes             American Queen,
                                             Mississippi Queen and
                                             Delta Queen






             Photo                                    Photo

Americana Theme Cruises                      American Queen
                                             Grand Staircase

                               TABLE OF CONTENTS

                                                              PAGE
                                                              ----
Prospectus Summary..........................................    4
Risk Factors................................................    8
Use of Proceeds.............................................   14
Price Range of Common Stock and Dividend Policy.............   15
Selected Financial Data.....................................   16
Management's Discussion and Analysis of Financial Condition
  and Results of Operations.................................   18
Business....................................................   26
Management..................................................   39
Principal Stockholders......................................   41
Underwriting................................................   43
Legal Matters...............................................   45
Experts.....................................................   45
Incorporation by Reference..................................   45
Where You Can Find Available Information....................   46
Index to Financial Statements...............................  F-1

                             ----------------------

     You should rely only on the information contained in this prospectus. We have not, and the underwriters have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate as of the date on the front cover of this prospectus only. Our business, financial condition, results of operations and prospects may have changed since that date.

                               PROSPECTUS SUMMARY

     This summary highlights information included elsewhere in this prospectus. This summary may not contain all of the information you should consider before investing in the common stock. You should read the entire prospectus carefully, including the "Risk Factors" section.

AMERICAN CLASSIC VOYAGES CO.

     American Classic Voyages Co. is the leading provider of overnight passenger cruises among the Hawaiian Islands and on the Mississippi River system. We operate two cruise lines under the names American Hawaii Cruises and Delta Queen Steamboat Co. American Hawaii offers year-round cruises among the Hawaiian Islands aboard the S.S. Independence, which has 867 passenger berths. A berth is the industry term for a bed or sleeping space. Delta Queen operates year-round cruises on three authentic paddlewheel riverboats, the Delta Queen, Mississippi Queen and American Queen, which have a total of 1,026 passenger berths. Delta Queen cruises provide varied itineraries on the Mississippi River system featuring the culture and history of heartland America.

     We are the largest owner and operator of U.S. built, owned and crewed overnight passenger vessels, documented as "U.S.-flagged" vessels. U.S. law requires our foreign-flagged competitors to include at least one foreign port in each itinerary. We, on the other hand, can offer itineraries featuring only U.S. ports. This gives us a distinct competitive advantage in Hawaii because the closest foreign port to Hawaii requires a four day sail across the Pacific Ocean.

INVESTMENT HIGHLIGHTS

     We believe that the following factors are important to understand the growth potential of our business:

     - New Ships. We have entered into a contract with Ingalls Shipbuilding, Inc. to build two "world-class" ships for use in the Hawaii market. We expect delivery of the new ships in January 2003 and January 2004. Each ship will have approximately 1,900 passenger berths. This will substantially increase our presence in the Hawaii market. We are also attempting to obtain an existing large, modern cruise ship for use in the Hawaii market while we are building the new ships. In addition, we intend to expand our Delta Queen line, including building up to five additional ships. We intend to deploy these ships to underserved eastern seaboard, Northern California and Pacific Northwest markets.

     - Competitive Advantages. The Passenger Vessel Act of 1886 and related laws prohibit our primary competitors, who sail foreign-flagged ships, from offering itineraries consisting exclusively of U.S. ports. In addition, we believe that the recently adopted U.S. Flag Cruise Ship Pilot Project Statute gives us the exclusive right to operate large U.S.-flagged vessels in the Hawaiian Islands, subject to various conditions, for the life expectancy of our new vessels, which is approximately 25 years.

     - Delta Queen's Market Leadership and Loyal Customer Base. According to the Cruise Industry News 1998 Annual Report, Delta Queen enjoyed a 53% market share of the available berths within the domestic waterways and rivers segments of the overnight cruise market. In addition, our Delta Queen customer base cruises frequently and is loyal to the Delta Queen brand of cruises. This is evidenced by the significant number of Delta Queen passengers who have previously taken a Delta Queen cruise.


     - Access to Attractive Debt Financing. We have received a commitment for financing guaranties from the U.S. Maritime Administration, an agency of the U.S. Department of Transportation. We currently expect the Maritime Administration to guaranty private financing for up to 87.5% of the cost of constructing the new Hawaii vessels. With a Maritime Administration guaranty, we anticipate obtaining financing at attractive rates.

     - Attractive Characteristics of Cruise Industry. We expect the North American cruise market to grow for the following reasons:

      - the worldwide market for cruise vacations has grown dramatically over the past three decades;

      - there are positive demographic trends impacting the cruise industry including age and recreational spending;

      - we believe that the cruise market has large untapped potential; and

      - the cruise industry enjoys high customer satisfaction.

     - Attractiveness of the Hawaii Cruise Market. We currently enjoy a 54% share of the overnight Hawaii cruise market, based on Hawaii Visitors and Convention Bureau statistics. We believe the Hawaii cruise market offers strong potential for growth for the following reasons:

      - Hawaii is one of the world's premier tourist destinations with over 6.5 million visitors per year;

      - an extremely small percentage of visitors to Hawaii currently cruise;

      - Hawaii visitors and cruisers in general share similar age and spending profiles; and

      - Hawaii offers an exciting new itinerary for experienced cruisers who have visited other destinations such as the Caribbean and Alaska.

     We cannot assure you that the North American cruise market will continue to grow. Even if the market grows, we cannot assure you that our business will grow at the same rate.

                                  THE OFFERING


     The following information regarding shares outstanding is as of March 30, 1999. It does not include a total of 6,220,787 shares of common stock reserved for issuance under our stock option and purchase plans, of which 2,739,031 shares are subject to outstanding options and 3,000,000 shares are reserved under our 1999 stock option plan. Our 1999 stock option plan is subject to approval by our shareholders. Throughout this prospectus, unless we have stated otherwise, we have assumed that the over-allotment option for an additional 525,000 shares of common stock has not been exercised.


Common stock we are offering.....    3,500,000


Common stock to be outstanding
after the offering...............    17,903,131 shares


How we will use our proceeds.....    We intend to use the estimated net proceeds
                                     of $     million that we will receive from
                                     this offering for expansion of existing
                                     operations, including construction of the
                                     initial Hawaii vessel.
                            ------------------------

     Our principal executive offices are located at Two North Riverside Plaza, Suite 200, Chicago, Illinois 60606, (312) 258-1890.

                    SUMMARY HISTORICAL FINANCIAL INFORMATION

     We have derived the following summary historical financial data from our audited consolidated financial statements included in our Annual Reports on Form 10-K for the years ended December 31, 1997 and 1998, each as filed with the Securities and Exchange Commission.

     As used in the following table, the following terms have the meanings set forth below:

     - Working capital is current assets minus current liabilities. Due to the business cycle of the cruise industry, customer deposits are received in advance of the cruise date and classified as current liabilities. Therefore, working capital is typically negative. Working capital is unaudited.

     - Weighted average operating days for each cruise line is determined by dividing capacity passenger nights for each cruise line by the cruise line's total vessel capacity per day. Capacity passenger nights is determined by multiplying, for the respective period, the actual operating days of each vessel by each vessel's capacity per day.

     - Vessel capacity per day represents the number of passengers each cruise line can carry assuming double occupancy for cabins which accommodate two or more passengers. Some cabins on the S.S. Independence and the American Queen can accommodate three or four passengers.

     - A passenger night represents one passenger spending one night on a vessel; for example, one passenger taking a three-night cruise would equal three passenger nights.

     - Physical occupancy percentage is passenger nights divided by capacity passenger nights.

     These results of operations reflect historical performance and results for any future period may be different. You should carefully read "Management's Discussion and Analysis of Financial Condition and Results of Operations" together with the information below for a more complete discussion of our historical results. The figures in the table below state dollars in thousands, except for per share data and operating statistics.

                                                                      YEARS ENDED DECEMBER 31,
                                                                ------------------------------------
                                                                  1996          1997          1998
                                                                --------      --------      --------
INCOME STATEMENT DATA:
Revenues....................................................    $190,408      $177,884      $192,225
Cost of operations..........................................     122,545       111,295       125,595
                                                                --------      --------      --------
Gross profit................................................      67,863        66,589        66,630
Selling, general and administrative expenses................      45,367        41,015        44,232
Depreciation and amortization expense.......................      14,571        15,590        16,912
Impairment write-down(1)....................................      38,390            --            --
                                                                --------      --------      --------
Operating income (loss).....................................     (30,465)        9,984         5,486
Interest income.............................................         912         1,028         1,117
Interest expense............................................       8,111         6,963         6,639
Other income................................................      11,729(2)         --           300
                                                                --------      --------      --------
Income (loss) before income taxes...........................     (25,935)        4,049           264
Income tax (expense) benefit................................       8,299        (1,620)         (107)
Net income (loss)...........................................    $(17,636)     $  2,429      $    157
PER SHARE INFORMATION:
Basic:
  Basic weighted average shares outstanding.................      13,802        13,952        14,137
  Earnings (loss) per share.................................    $  (1.28)     $   0.17      $   0.01
Diluted:
  Diluted weighted average shares outstanding...............      13,802        14,338        14,777
  Earnings (loss) per share.................................    $  (1.28)     $   0.17      $   0.01
footnotes on following page

                                                                      YEARS ENDED DECEMBER 31,
                                                                ------------------------------------
                                                                  1996          1997          1998
                                                                --------      --------      --------
BALANCE SHEET DATA (AT PERIOD END):
Cash and cash equivalents...................................    $ 17,908      $ 19,187      $ 27,004
Working capital.............................................     (38,745)      (41,564)      (35,284)
Total assets................................................     211,864       210,895       212,792
Long-term debt, less current portion........................      85,898        81,488        77,388
Total stockholders' equity..................................      54,982        59,219        62,014
OTHER DATA:
Cash flows provided by (used in) operating activities.......      15,016        22,414        18,524
Cash flows provided by (used in) investing activities.......      13,891       (17,864)       (8,224)
Cash flows provided by (used in) financing activities.......     (17,047)       (3,271)       (2,483)
OPERATING STATISTICS (UNAUDITED):
Fare revenue per passenger night............................    $    216      $    228      $    224
Total revenue per passenger night...........................         287           302           314
Weighted average operating days
  Delta Queen...............................................         347           337           341
  American Hawaii...........................................         366           337           365
Vessels capacity per day (passenger berths)
  Delta Queen...............................................       1,024         1,026         1,026
  American Hawaii...........................................         817           844           867
Passenger nights............................................     643,891       588,892       611,624
Physical occupancy percentage...............................          98%           94%           92%

---------------

(1) We removed the S.S. Constitution from service in Hawaii on June 27, 1995 and recognized an impairment write-down of $38.4 million in 1996, or $1.89 per share net of tax on a diluted basis.

(2) In October 1996, we sold the Maison Dupuy hotel located in New Orleans, Louisiana for a gain of $11.7 million, or $0.57 per share net of tax on a diluted basis.

     EBITDA for 1998 was $22.7 million and for 1997 was $25.6 million. In 1996, EBITDA was negative $4.2 million, after an impairment write-down of $38.4 million related to our decision not to renovate and return the S.S. Constitution to service and a one-time gain of $11.7 million on the sale of the Maison Dupuy hotel. In addition to the cash flows from operating, investing and financing activities, we believe that EBITDA provides operating information relevant to our ability to incur and service debt and to make capital expenditures. EBITDA means earnings before interest, income taxes, depreciation and amortization. EBITDA is unaudited, does not represent cash flows provided by operating activities in accordance with generally accepted accounting principles, is not to be considered as an alternative to net income or any other measurement under generally accepted accounting principles used as a measure of operating performance, and is not necessarily indicative of cash available to fund cash needs.

                                  RISK FACTORS

     Before you invest in our common stock, you should be aware that there are various risks, including those described below, that could have a material adverse effect on our business, including our operating results and financial condition. The risk factors listed in this section, as well as any cautionary language in this prospectus, provide examples of risks, uncertainties and events that may cause our actual results to differ materially from the expectations we describe in our forward-looking statements. You should carefully consider these risk factors, together with all of the other information included in this prospectus, before you decide whether to purchase shares of our common stock.

                           FORWARD-LOOKING STATEMENTS

     This prospectus includes forward-looking statements. We have based these forward-looking statements on our current expectations and projections about future events. These forward-looking statements are not guarantees of future performance and are subject to risks, uncertainties and assumptions, including those set forth in this section and the following sections of this prospectus:

     - the "Summary -- Investment Highlights,"

     - "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity, Capital Resources and Financial Condition," and

     - "Business -- Statutory Competitive Advantages," "-- The Vacation Cruise Market," "-- The Hawaii Cruise Market," "-- Expansion Plans," "-- Current Operations -- Vessels" and "-- Government Regulation."

These forward-looking statements involve substantial risks and uncertainties which we believe are within the meaning of the Private Securities Litigation Reform Act of 1995.

     Words such as "expect," "anticipate," "intend," "plan," "believe," "estimate" and variations of such words and similar expressions are intended to identify such forward-looking statements. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this prospectus might not occur.

CONSTRUCTION DELAYS AND DEVIATIONS FROM SPECIFICATIONS FOR THE NEW HAWAII AND COASTAL VESSELS MAY ADVERSELY AFFECT EXPANSION PLANS AND FUTURE FINANCIAL PERFORMANCE

     We have entered into a contract to construct at least two new vessels for our Hawaii cruise business and currently intend to construct up to five new coastal cruisers for the Delta Queen line. Without these new ships, our future financial performance may be adversely impacted. Ingalls Shipbuilding has never built a modern passenger ship and, because no U.S. shipyard has built a passenger ship in over 40 years, there is a limited base of experienced subcontractors for portions of the ships. We cannot assure you that we will be able to successfully complete construction of the Hawaii cruise ships or the coastal cruisers or that we will be able to complete these projects within construction budgets or expected time frames. Factors that could impact construction of the new vessels include:

     - construction delays or complications;

     - cost overruns;

     - labor stoppages, slowdowns or shortages; and

     - compliance with U.S. Coast Guard regulations and classification society requirements.

     Our business strategy has been developed on the assumption that we will be able to put the Hawaii cruise ships and coastal cruisers into service on a timely basis. We have also assumed that the ships will perform according to their design specifications. A significant delay in delivering the vessels or a material deviation from the design specifications could have a material adverse effect on our business. Also, events out of the control of the shipyards constructing the vessels could delay delivery.


WE HAVE LIMITED REMEDIES AGAINST THE SHIPYARD IN THE EVENT OF SHIPBUILDING DELAYS WHICH WOULD DELAY THE INTRODUCTION OF NEW VESSELS



     Although we obtained a performance guaranty from Ingalls Shipbuilding's parent, Litton Industries, we have limited remedies against the shipyard in the event of shipbuilding delays which would delay the introduction of new vessels. If there was a significant delay in the delivery of the new cruise vessels, it could have a material adverse effect on our expansion plans in Hawaii and on our business as a whole.



IF WE DO NOT OBTAIN SIGNIFICANT AMOUNTS OF CAPITAL TO BUILD, PURCHASE AND RENOVATE VESSELS, OUR EXPANSION PLANS AND FUTURE OPERATING RESULTS MAY BE ADVERSELY AFFECTED


     Our expansion plans are based in part on the construction of several new vessels and the acquisition and renovation of existing vessels to be put into operation in both the Hawaii market and the U.S. coastal and inland waterways market. Our expansion plans require us to spend significant amounts of capital in building, purchasing and renovating vessels. The final cost for these vessels may exceed our initial estimates and we may be required to seek additional sources of capital in order to complete the vessels. We cannot assure you that we will be able to obtain additional financing at commercially acceptable levels to finance this expansion or to pursue strategic business opportunities. We expect to be able to use our cash on hand and cash generated from our future operations to provide a significant portion of these funding needs. Our failure to obtain enough capital may require us to delay or abandon some of our expansion plans and could have a material adverse effect on our business.

INCREASED LEVERAGE MAY ADVERSELY AFFECT OUR FINANCIAL PERFORMANCE AND CASH FLOW

     We will substantially increase our indebtedness as we finance a significant portion of the construction costs under existing and contemplated agreements to build new vessels. This higher level of indebtedness will require us to devote an increased amount of our future cash flow from operations to the payment of principal and interest on indebtedness. At December 31, 1998, we had outstanding consolidated total long-term debt of $77.4 million. With construction costs for each of the two Hawaii cruise ships projected to be approximately $470 million, and for each of the five planned coastal cruisers expected to be approximately $35 million, we intend to substantially increase our leverage. We expect that approximately 87.5% of the cost for the new Hawaii cruise ships will be financed through Maritime Administration guarantied private financing, and a substantial portion of Delta Queen's expansion costs will be financed with debt. Under our current expansion plans for American Hawaii and Delta Queen, and assuming we build all of the ships contemplated, we could increase our indebtedness by approximately $1.1 billion by 2007. Our increased leverage could adversely affect our ability to repay debt and reduce our working capital available for operations.

IF WE ARE UNABLE TO LOCATE AND INTRODUCE A FOREIGN-BUILT VESSEL IN HAWAII, OUR GROWTH IN HAWAII WOULD BE DELAYED

     The Pilot Project Statute provides that we may operate a foreign-built cruise ship in Hawaii as a U.S.-flagged vessel after we sign a contract for the construction of new U.S.-built passenger cruise ships. If we do not operate a foreign-built cruise ship as permitted, we will not recognize any additional revenues as a result of the Pilot Project Statute for at least four years. We currently plan to operate such a ship. However, it is possible that we will not be able to locate and obtain a suitable ship on commercially reasonable terms. If we cannot find an acceptable ship, it could take at least four years before the first of the Hawaii cruise ships we intend to construct is available for operation. In that case, we would lose the incremental revenue growth gained by introducing a larger and more modern cruise ship into the Hawaii market until the new vessels are completed. For a more detailed discussion of the Pilot Project Statute, see "Business -- Statutory Competitive Advantages."

FAILURE TO ENTER INTO A CONTRACT WITH A SHIPYARD FOR COASTAL CRUISERS WILL ADVERSELY IMPACT OUR DELTA QUEEN EXPANSION PLANS AND FUTURE REVENUE GROWTH

     We currently plan to construct up to five new coastal ships for Delta Queen. Without these new ships, our future revenue growth may be adversely impacted. We have not yet entered into a definitive agreement to construct the coastal ships. We cannot assure you that we will be able to reach agreement with a shipyard to build the coastal ships on terms acceptable to us. If we cannot reach such an agreement to build any or all of the five new coastal ships, then we will not be able to implement our expansion plans or we will have to scale back our expansion plans.


IF WE ARE UNABLE TO OBTAIN MARITIME ADMINISTRATION FINANCING GUARANTIES, IT WILL IMPEDE OUR EXPANSION PLANS AND FUTURE REVENUE GROWTH



     We intend to finance a significant portion of the purchase price of the Hawaiian cruise ships through private financing guarantied by the Maritime Administration. Without this financing, we may be unable to implement our current expansion plans and our future revenue growth may be adversely affected. If granted, guarantied financing through the Maritime Administration would provide us with favorable financing terms for up to 87.5% of the cost of the Hawaii cruise ships. While we have received a letter commitment from the Maritime Administration, it is subject to customary conditions and we cannot assure you that we will be able to obtain such guarantied financing for the Hawaii cruise ships. If we do not obtain the Maritime Administration guaranty, we will have to obtain financing for the Hawaii cruise ships from other sources. Due to the size of our financing needs, we may be unable to obtain sufficient financing, regardless of price; and if available, such alternative financing would likely be at much less favorable rates than that of the Maritime Administration guarantied financing. If we cannot finance the construction of the Hawaii cruise ships, then we will have to abandon our current expansion plans in Hawaii.


IF WE ARE UNABLE TO MAINTAIN ADEQUATE MANAGERIAL RESOURCES DURING OUR EXPANSION, OUR BUSINESS MAY BE ADVERSELY AFFECTED

     If we successfully execute our growth strategy, our expansion will place a significant strain on our managerial resources. Our future performance will depend upon management's ability to manage our growth effectively, which includes our ability to:

     - expand sales and marketing to fill the passenger berths in our expanded fleet at profitable rates;

     - operate, maintain and support a significantly expanded fleet of vessels;

     - hire and train additional personnel to staff our expanded fleet and support operations; and

     - deploy capital efficiently.

     The process of expanding our fleet of vessels may result in unforeseen operating difficulties and may require management attention that would otherwise be available for the ongoing operation of our existing fleet of vessels. Our failure to manage our growth effectively may cause us to delay or abandon some of our expansion plans and may have a material adverse effect on our business.

IF WE ARE UNABLE TO MANAGE OUR FINANCIAL RESOURCES DURING OUR EXPANSION, OUR FINANCIAL PERFORMANCE MAY BE ADVERSELY AFFECTED

     Our plans for expansion call for significant capital expenditures that will not produce corresponding revenues in the near term which may place a strain on our capital resources. The process of expanding our fleet of vessels may require additional financial resources that would otherwise be available for the ongoing operation of our existing fleet of vessels. Our failure to manage our financial resources effectively during our expansion could force us to delay or abandon some of our expansion plans and may have a material adverse effect on our business.

IF DEMAND FOR OUR NEW CRUISE PRODUCTS FAILS TO DEVELOP AS EXPECTED OR COMPETITION INCREASES, OUR BUSINESS MAY BE ADVERSELY AFFECTED

     The Hawaii and coastal cruise markets where we intend to deploy our new vessels currently do not have a large supply of cruise operators. If demand for our new vessels does not develop, our financial performance may suffer. Our expected deployment of vessels will increase the supply of available cruises in these markets significantly. We engaged market research firms to assist us in making our decision to pursue expansion plans. We cannot assure you, however, that demand for our new cruise products, services and itineraries will develop. If the market for these new cruise products fails to develop, develops more slowly than expected or becomes saturated with competitors, our business may be adversely affected.

INCREASED CAPACITY IN HAWAII MAY REDUCE OCCUPANCY AT THE S.S. INDEPENDENCE, ADVERSELY AFFECTING REVENUES

     The introduction of a larger, more modern foreign-built vessel or our new cruise ships into the Hawaii cruise market could cause occupancy or revenue levels on the S.S. Independence to decline. If revenue levels drop so much that the S.S. Independence generates operating losses, it may reduce our expected benefits from increased capacity in Hawaii and could have a material adverse effect on our financial condition.

WE MAY HAVE TO SPEND MORE IN THE FUTURE ON THE S.S. INDEPENDENCE, WHICH MAY ADVERSELY IMPACT OUR OPERATING RESULTS

     Older ships such as the S.S. Independence may cost more to maintain and may be less efficient than more modern cruise vessels. Older ships may be more prone to mechanical problems and may require more repairs than modern cruise ships. We may have to spend more in the future to maintain and to operate the S.S. Independence, which could have an adverse effect on our operating results.

IF WE CANNOT BENEFIT FROM THE EXCLUSIVE RIGHTS OF THE PILOT PROJECT STATUTE, OUR REVENUE GROWTH IN HAWAII WILL BE ADVERSELY AFFECTED

     We believe the Pilot Project Statute provides us with the exclusive right to operate large U.S.-flagged cruise ships in the Hawaiian Islands for the life expectancy of our new ships. We will enjoy the benefits of the Pilot Project Statute, however, only if we comply with its terms. Our competitive advantage could be eliminated or diminished if the Pilot Project Statute were to be repealed or amended, if our interpretation of its terms is not upheld or if we fail to satisfy its requirements. This could have a material adverse effect on our expansion plans. For a more detailed discussion of the Pilot Project Statute, see "Business -- Statutory Competitive Advantages."

MODIFICATION OF THE PASSENGER VESSEL ACT MAY ADVERSELY AFFECT OUR BUSINESS

     From time to time, proposals are made which would limit or eliminate the terms of the Passenger Vessel Act. If the Passenger Vessel Act is repealed or amended to allow foreign-flagged ships the same rights to transport passengers between U.S. ports as U.S.-flagged ships, we could face considerable competition in both our Delta Queen and American Hawaii lines, including competition from entities with greater financial resources. Under the Passenger Vessel Act and related laws, only U.S.-flagged ships may transport passengers between U.S. ports. Consequently, only ships which are U.S. built, owned, operated and documented may operate between U.S. ports, including the islands of Hawaii. Foreign-flagged ships may transport passengers between U.S. ports only if their itineraries include a stop at a foreign port. This increased competition could have a material adverse effect on our business. For a more detailed discussion of the Passenger Vessel Act, see "Business -- Statutory Competitive Advantages."

INCREASED COMPETITION IN THE HAWAII CRUISE MARKET AND FROM OTHER VACATION ALTERNATIVES MAY ADVERSELY IMPACT OUR FINANCIAL PERFORMANCE

     We presently compete against a wide range of vacation alternatives, including other cruises, destination resorts and sightseeing vacations. Cruise lines or other entities, including those with greater resources, could introduce overnight U.S.-flagged vessels in direct competition with our Delta Queen vessels, which may adversely impact our financial performance. We may also face additional competition in the Hawaii cruise market from foreign-flagged vessels as the Hawaii cruise market expands. The entry of direct competition could make it more difficult for us to maintain or further increase occupancy or prices for cruise vacations. This could result in lower margins and reduce the profitability of our business.

AS A MEMBER OF THE VACATION AND LEISURE INDUSTRY, OUR BUSINESS IS SENSITIVE TO GENERAL ECONOMIC AND BUSINESS CONDITIONS

     As a vacation and leisure company providing cruise vacations, we depend on our customers' leisure spending. Adverse changes in the general economic or business environment could affect our customers by decreasing the amount of money they spend on leisure activities such as cruising. A decrease in leisure spending could affect passenger yields and occupancy rates on our ships, which could adversely affect our financial performance.

IF WE DO NOT COMPLETE DRYDOCKING ON SCHEDULE OR WITHIN BUDGET, OUR REVENUES MAY BE ADVERSELY IMPACTED

     Operation of our vessels is subject to regulations established by the U. S. Department of Transportation that are enforced by the U.S. Coast Guard. Among these regulations is the requirement that the vessels be taken out of operation and removed from the water for inspection of the exterior of the hull on a periodic basis, referred to as drydocking. When we drydock one of our vessels as required, we lose the revenue from that vessel's operations for the period it is out of service. We also incur the additional cost of the drydock. The S.S. Independence must be drydocked every 30 months and the Delta Queen vessels must be drydocked every five years. Drydocks of Delta Queen vessels take place in the winter months when our customer demand is weakest. For its last regularly scheduled drydocking, the Mississippi Queen was out of service for 51 days beginning on December 1, 1995. The Delta Queen was out of service beginning on December 15, 1996 for 30 days for its last scheduled drydocking. The American Queen, which first entered service in 1995, will have its first drydocking in January, 2000. The last drydocking for the S.S. Independence began on May 17, 1997 and lasted 28 days. We cannot assure you that future drydocks for any of our vessels will be completed on schedule or within their budgets.

RIVER AND OCEAN CONDITIONS AND WEATHER FACTORS CAN ADVERSELY AFFECT OUR OPERATIONS AND OUR FINANCIAL PERFORMANCE

     River or ocean conditions and weather factors can adversely affect our operations and the financial performance of the Delta Queen and American Hawaii lines by disrupting schedules or reducing operating days. As a result of flooding and restrictions placed upon commercial travel along the inland rivers, we have, in the past, canceled or re-routed scheduled cruises. We operate the Hawaii cruise ship in and around the Hawaiian Islands. As a result, its schedules are subject to ocean and weather conditions, including hurricane conditions. Weather conditions could cause us to reschedule or cancel cruises.

THE LOSS OF VESSELS FROM SERVICE WOULD ADVERSELY IMPACT OUR BUSINESS

     The loss of any vessel from service due to weather, casualty, mechanical failure, extended or extraordinary maintenance, or otherwise, could adversely affect our operating results. We believe we have a commercially reasonable level of insurance coverage. In the event of a permanent or temporary loss of one or more of the vessels, however, our insurance would not provide the replacement costs of the vessels nor fully cover the impact of lost business.


ANTI-TAKEOVER AND TRANSFERABILITY LIMITATIONS OF U.S. OWNERSHIP REQUIREMENTS MAY MAKE IT DIFFICULT FOR YOU TO SELL YOUR STOCK OR MAY DECREASE THE PRICE AT WHICH YOU COULD SELL YOUR STOCK


     One of the requirements for having U.S.-flagged vessels operating in U.S. domestic trade is that 75% of our stockholders must be U.S. citizens. We have restrictions in our certificate of incorporation limiting the transferability of our common stock to non-U.S. citizens to preserve our U.S.-flagged status. These limitations may have the effect of decreasing the liquidity of our common stock, thereby making it more difficult for investors to dispose of their shares in an orderly manner. We have also added legends to our stock certificates to indicate the citizenship of our stockholders. These provisions and the level of ownership by Equity Group Investments, Inc. and its affiliates, which we refer to as the "Equity Group," may deter a change in control and limit non-U.S. citizens', including corporations and individuals, purchases of our common stock.

OUR CONTROLLING STOCKHOLDER MAY TAKE ACTIONS THAT ADVERSELY AFFECT OUR BUSINESS

     Affiliates of the Equity Group will own an aggregate of approximately 42.2% of the outstanding shares of common stock after this offering, or 41.0% if the underwriter's over-allotment option is exercised in full. The Equity Group's level of ownership after this offering may permit it to elect the members of our board of directors who will control our future direction and operations. This includes decisions regarding the issuance of securities, dividends, acquisitions and our sale. The Equity Group's stockholders are, directly or indirectly, trusts created for the benefit of Samuel Zell, Ann Lurie and their respective families. Mr. Zell is the Chairman of our board of directors.

SALES OF OUR CONTROLLING STOCKHOLDER'S SHARES COULD HAVE AN ADVERSE EFFECT ON OUR COMMON STOCK PRICE OR OUR ABILITY TO RAISE CAPITAL

     The sale of a substantial number of shares of our common stock by the Equity Group, or the perception that such a sale could occur, could negatively affect the market price of our common stock. The Equity Group has pledged 4,603,000 of its 7,530,747 shares of our common stock to secure several loans. If the Equity Group were to default on these loans, the creditors could acquire the pledged shares. We have been advised by the Equity Group that it is presently in compliance in all material respects with all covenants and terms of these loans and has alternative resources with which to service the loans. Any sale, or the perception that such a sale may occur, could also materially impair our future ability to raise capital through an offering of equity securities.


OUR CONTROLLING STOCKHOLDER MAY HAVE CONFLICTS OF INTEREST WITH COMPETING INTERESTS



     The Equity Group, our controlling stockholder, is an investor directly or indirectly in various business enterprises, both publicly and privately held. Mr. Zell is also a officer and/or director in many of these affiliated businesses. The Equity Group, Mr. Zell and/or these affiliated businesses may from time to time receive opportunities in various businesses which might compete with us in our current or future activities. Conflicts of interest may result from such opportunities. The Equity Group and Mr. Zell have informed us that neither it, he nor any of these affiliated businesses presently intends to make investments which would cause a conflict of interest with us.

                                USE OF PROCEEDS

     The net proceeds from the sale of the 3,500,000 shares of common stock
offered by us are estimated to be approximately $     million, or approximately
$          million if the underwriters' over-allotment option is exercised in
full, at an assumed offering price of $          per share and after deducting
the estimated underwriting discounts and commissions and estimated offering expenses. We estimate that our expenses in connection with this offering and
certain related matters will total approximately $          . See "Underwriting"
for a discussion of underwriting terms and expenses.

     We intend to use our net proceeds to finance the construction of the first Hawaii cruise ship. Pending such use, we intend to invest the net proceeds of the offering in short-term investment grade securities and government obligations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity, Capital Resources and Financial Condition -- Capital Expenditures and Debt" and "Risk Factors -- If we do not obtain significant amounts of capital to build, purchase and renovate vessels, our expansion plans and future operating results may be adversely affected" for more information on our proposed capital expenditures and intended use of proceeds.

     The amounts actually spent by us and the uses of the net proceeds may vary significantly and will depend on a number of factors, including our future revenues and the other factors described under "Risk Factors." For example, if we do not obtain Maritime Administration guarantied financing, we may be forced to abandon our Hawaii expansion plans. If we abandon our Hawaii expansion plans, we will use the proceeds from this offering for other corporate purposes, such as working capital.

                PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY

     Our common stock trades on the Nasdaq National Market tier of the Nasdaq Stock Market under the symbol AMCV. The following table sets forth, for the periods indicated, the range of high and low closing sales price information for shares of our common stock as reported on the Nasdaq National Market.

                          RANGE OF COMMON STOCK PRICES


                                                                    HIGH             LOW
                                                                -------------    ------------
1997
  First Quarter.............................................    $13              $10 1/8
  Second Quarter............................................    $11 7/8          $ 9 7/8
  Third Quarter.............................................    $18 1/4          $10 1/4
  Fourth Quarter............................................    $19 1/4          $16
1998
  First Quarter.............................................    $23 1/4          $17 1/4
  Second Quarter............................................    $24 5/8          $14 3/4
  Third Quarter.............................................    $17              $12 1/2
  Fourth Quarter............................................    $17 5/8          $11 3/8
1999
  First Quarter.............................................    $26 1/16         $17
  Second Quarter (through April 14, 1999)...................    $20              $17 1/4



     On April 14, 1999, the last reported closing sale price of the common stock was $19 1/8 per share.


     We did not pay cash dividends on our common stock during 1997 or 1998. We currently anticipate that all of our earnings will be retained for planned construction projects and ongoing business requirements. We do not anticipate paying any cash dividends in the foreseeable future.

                            SELECTED FINANCIAL DATA

     We have derived the following summary selected financial data from our audited consolidated financial statements included in our Annual Reports on Form 10-K for the years ended December 31, 1994, 1995, 1996, 1997 and 1998, each as filed with the Securities and Exchange Commission.

     As used in the following table, the following terms have the meanings set forth below:

     - Working capital is current assets minus current liabilities. Due to the business cycle of the cruise industry, customer deposits are received in advance of the cruise date and classified as current liabilities. Therefore, working capital is negative. Working capital is unaudited.

     - Weighted average operating days for each cruise line is determined by dividing capacity passenger nights for each cruise line by the cruise line's total vessel capacity per day. Capacity passenger nights is determined by multiplying, for the respective period, the actual operating days of each vessel by each vessel's capacity per day.

     - Vessel capacity per day represents the number of passengers each cruise line can carry assuming double occupancy for cabins which accommodate two or more passengers. Some cabins on the S.S. Independence and the American Queen can accommodate three or four passengers.

     - A passenger night represents one passenger spending one night on a vessel; for example, one passenger taking a three-night cruise would equal three passenger nights.

     - Physical occupancy percentage is passenger nights divided by capacity passenger nights.

     These results of operations reflect historical performance and results for any future period may be different. You should carefully read "Management's Discussion and Analysis of Financial Condition and Results of Operations" together with the information below for a more complete discussion of our historical results. The figures in the table below state dollars in thousands, except per share data and operating statistics.

                                                                       YEAR ENDED DECEMBER 31,
                                                    --------------------------------------------------------------
                                                      1994          1995          1996          1997        1998
                                                    --------      --------      --------      --------    --------
INCOME STATEMENT DATA:
Revenues..........................................  $195,197      $188,373      $190,408      $177,884    $192,225
Cost of operations................................   143,628       136,478       122,545       111,295     125,595
                                                    --------      --------      --------      --------    --------
Gross profit......................................    51,569        51,895        67,863        66,589      66,630
Selling, general and administrative expenses......    43,191        48,613        45,367        41,015      44,232
Depreciation and amortization expense.............     7,117        11,917        14,571        15,590      16,912
Impairment write-down.............................        --            --        38,390(1)         --          --
One-time pre-opening costs........................        --         5,900(2)         --            --          --
Non-recurring charges.............................     5,699(3)         --            --            --          --
                                                    --------      --------      --------      --------    --------
Operating income (loss)...........................    (4,438)      (14,535)      (30,465)        9,984       5,486
Interest income...................................     1,389         1,706           912         1,028       1,117
Interest expense..................................       717         5,708         8,111         6,963       6,639
Other income......................................        --            --        11,729(4)         --         300
                                                    --------      --------      --------      --------    --------
Income (loss) before income taxes and minority
  interest........................................    (3,766)      (18,537)      (25,935)        4,049         264
Income tax (expense) benefit......................     1,451         6,308         8,299        (1,620)       (107)
Minority interest in loss.........................     1,332         2,558            --            --          --
Net income (loss).................................  $   (983)     $ (9,671)     $(17,636)     $  2,429    $    157
                                                    ========      ========      ========      ========    ========
PER SHARE INFORMATION:
Basic:
  Basic weighted average shares outstanding.......    14,085(5)     13,763        13,802        13,952      14,137
  Earnings (loss) per share.......................  $  (0.07)(5)  $  (0.70)     $  (1.28)     $   0.17    $   0.01
Diluted:
  Diluted weighted average shares outstanding.....    14,085(5)     13,763        13,802        14,338      14,777
  Earnings (loss) per share.......................  $  (0.07)(5)  $  (0.70)     $  (1.28)     $   0.17    $   0.01
                                           footnotes on following page

                                                                       YEAR ENDED DECEMBER 31,
                                                    --------------------------------------------------------------
                                                      1994          1995          1996          1997        1998
                                                    --------      --------      --------      --------    --------
BALANCE SHEET DATA (AT PERIOD END):
Cash and cash equivalents.........................  $ 12,224      $  6,048      $ 17,908      $ 19,187    $ 27,004
Working capital...................................   (48,756)      (48,313)      (38,745)      (41,564)    (35,284)
Total assets......................................   227,798       247,473       211,864       210,895     212,792
Long-term debt, less current portion..............    65,000       103,272        85,898        81,488      77,388
Total stockholders' equity........................    82,105        71,413        54,982        59,219      62,014
OTHER DATA:
Cash flows provided by (used in) operating
  activities......................................    (4,804)       (9,947)       15,016        22,414      18,524
Cash flows provided by (used in) investing
  activities......................................   (67,866)      (35,521)       13,891       (17,864)     (8,224)
Cash flows provided by (used in) financing
  activities......................................    47,949        39,292       (17,047)       (3,271)     (2,483)
OPERATING STATISTICS (UNAUDITED):
Fare revenue per passenger night..................  $    202      $    208      $    216      $    228    $    224
Total revenue per passenger night.................       297           288           287           302         314
Weighted average operating days
  Delta Queen.....................................       339           263           347           337         341
  American Hawaii.................................       303           272           366           337         365
Vessels capacity per day (passenger berths)
  Delta Queen.....................................       588         1,024         1,024         1,026       1,026
  American Hawaii.................................     1,544         1,594           817           844         867
Passenger nights..................................   632,373       628,660       643,891       588,892     611,624
Physical occupancy percentage.....................        95%           90%           98%           94%         92%

-------------------------
(1) We removed the S.S. Constitution from service on June 27, 1995 and recognized an associated impairment write-down of $38.4 million in 1996, or
    1.89 per share net of tax on a diluted basis.

(2) In 1995, we incurred a $5.9 million, or $0.28 per share net of tax on a diluted basis, one-time charge that represented costs associated with the introduction of the American Queen in June of 1995.

(3) In 1994, we incurred a $5.7 million, or $0.20 per share-net of tax on both a basic and diluted basis, in one-time charges due to problems related to the renovation of the S.S. Independence.

(4) In October 1996, we sold the Maison Dupuy hotel located in New Orleans, Louisiana for a gain of $11.7 million, or $0.57 per share net of tax on a diluted basis.

(5) Figures for 1994 are unaudited.

     EBITDA for 1998 was $22.7 million and for 1997 was $25.6 million. In 1996, EBITDA was negative $4.2 million, after an impairment write-down of $38.4 million related to our decision not to renovate and return the S.S. Constitution to service and a one-time gain of $11.7 million on the sale of the Maison Dupuy hotel. In 1995, EBITDA was negative $2.6 million, after a one-time charge of $5.9 million that represented costs associated with the introduction of the American Queen in June 1995. EBITDA for 1994 was $2.7 million, after a one-time charge of $5.7 million due to problems related to the renovation of the S.S. Independence. Along with cash flows from operating, financing and investing activities, we believe that EBITDA provides operating information relevant to our ability to incur and service debt and to make capital expenditures. EBITDA means earnings before interest, income taxes, depreciation and amortization. EBITDA is unaudited and does not represent cash flows provided by operating activities in accordance with generally accepted accounting principles, is not to be considered as an alternative to net income or any other measurement under generally accepted accounting principles used as a measure of operating performance, and is not necessarily indicative of cash available to fund all cash needs.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

GENERAL

     American Classic Voyages Co. is a holding company which owns and controls The Delta Queen Steamboat Co. and Great Hawaiian Cruise Line, Inc. Through our various subsidiaries, we operate two cruise lines: Delta Queen, which owns and operates the American Queen, Mississippi Queen and Delta Queen steamboats, and American Hawaii, which owns and operates the S.S. Independence steamship.

     Our revenues are comprised of:

     - cruise fares,

     - onboard revenues, such as those from gift shops and shore excursions, and

     - trip cancellation insurance and pre- and post-cruise hotel packages.

     Additional revenue is also derived from the sale of airplane tickets to and from points of embarkation or disembarkation. Our cost for air tickets typically matches the revenue we generate from sales of airline tickets, so we recognize minimal profits from such sales. Our cost of operations are comprised of:

     - passenger expenses, such as employee payroll and benefits, and the cost of food and beverages,

     - vessel operating costs including lay-up and drydocking costs for our vessels,

     - insurance costs,

     - commissions paid to travel agents, and

     - air ticket and hotel costs.

     When we receive deposits from passengers for cruises, we establish a liability for unearned passenger revenue. We recognize revenue when the passengers take their cruises and make a corresponding reduction in our unearned passenger revenues. Our revenues and some of our expenses vary considerably when measured on a quarterly basis. This is due to the seasonality of our Delta Queen revenues, the timing of our layups and drydockings, and fluctuations in airfares. These variations are reflected in our fare revenues per passenger night, which are commonly referred to as fare per diems, and our occupancy rates.

  Seasonality

     Delta Queen's operations are seasonal. Historically, we have had greater passenger interest and higher yields in the spring and fall months of the year. The vessels typically undergo their annual lay-ups in December or January. While American Hawaii has historically experienced greater passenger interest in the summer and fall months of the year, quarterly variations in its revenues are much smaller than those of Delta Queen. During the summer months, in particular, American Hawaii tends to have average occupancies in excess of 100% as the number of families sharing cabins with children increases significantly during this period.

RESULTS OF OPERATIONS

  Selected quarterly data

     As a result of seasonality, timing of vessel lay-ups and drydocking and the factors affecting our revenues, results of operations vary on a quarterly basis. The following tables set forth selected unaudited quarterly data for 1996, 1997 and 1998. We cannot assure you that our historical quarterly results of operations will be indicative of our future performance. The figures in the tables below state dollars in thousands, except per share data, fare revenue and percentages.

                                                              1996 -- QUARTERS ENDED
                                                  -----------------------------------------------
                                                  MARCH 31   JUNE 30   SEPTEMBER 30   DECEMBER 31
                                                  --------   -------   ------------   -----------
Revenues........................................  $ 41,628     $49,021   $49,776      $49,983
Gross profit....................................    13,556      17,721    17,950       18,636
Operating (loss) income.........................   (41,784)(1)   2,323     4,834        4,162
Net (loss) income...............................   (43,271)(1)     381     2,851       22,403(2)
Diluted (loss) income per share.................     (3.14)       0.03      0.20         1.59
Fare revenue per passenger night................       204         218       209          230
Physical occupancy percentage...................        95%        98%      102%           98%

                                                               1997 -- QUARTERS ENDED
                                                   -----------------------------------------------
                                                   MARCH 31   JUNE 30   SEPTEMBER 30   DECEMBER 31
                                                   --------   -------   ------------   -----------
Revenues.........................................  $ 40,372   $42,356     $49,746        $45,410
Gross profit.....................................    13,233    17,661      19,606         16,089
Operating (loss) income..........................    (1,869)    3,451       6,098          2,304
Net (loss) income................................    (1,988)    1,177       2,770            470
Diluted (loss) income per share..................     (0.14)     0.08        0.19           0.03
Fare revenue per passenger night.................       221       245         224            223
Physical occupancy percentage....................        91%       94%         96%            93%

                                                               1998 -- QUARTERS ENDED
                                                   -----------------------------------------------
                                                   MARCH 31   JUNE 30   SEPTEMBER 30   DECEMBER 31
                                                   --------   -------   ------------   -----------
Revenues.........................................  $ 40,668   $53,535     $50,920        $47,102
Gross profit.....................................    11,209    20,562      18,184         16,675
Operating (loss) income..........................    (6,143)    4,037       3,798          3,794
Net (loss) income................................    (4,362)    1,574       1,454          1,491
Diluted (loss) income per share..................     (0.31)     0.11        0.10           0.10
Fare revenue per passenger night.................       211       231         222            230
Physical occupancy percentage....................        87%       97%         95%            88%

---------------
(1) In the first quarter of 1996, we decided not to renovate and return the S.S. Constitution to service, resulting in write-down costs of $38.4 million, $2.79 per share on a diluted basis before any associated tax benefit. The tax benefit associated with this write-down was recognized in the fourth quarter of 1996. Had such tax benefit been recognized in the first quarter of 1996, the per share write-down costs net of tax on a diluted basis would have been $1.89.

(2) In the fourth quarter of 1996, we sold the Maison Dupuy hotel located in New Orleans, Louisiana for a gain of $11.7 million, or $0.57 per share, net of tax on a diluted basis. The fourth quarter also includes a year-to-date adjustment of the federal tax benefit based on our review of our tax position.

     The following discusses our consolidated results of operations and financial condition for the years ended December 31, 1998, 1997 and 1996.

  YEAR ENDED DECEMBER 31, 1998 COMPARED TO YEAR ENDED DECEMBER 31, 1997

     Consolidated revenues for 1998 increased $14.3 million to $192.2 million from $177.9 million for 1997. This represents a $2.7 million increase in fare revenues combined with an $11.6 million increase in other revenues. American Hawaii's fare revenues increased $4.1 million on a 14% increase in passenger nights mainly due to an 11% increase in capacity associated with additional operating days in 1998. The number of operating days was higher in 1998 than in 1997 because the S.S. Independence was out of service for a four-week drydock in 1997. American Hawaii's fare per diems, however, decreased by 5%. Delta Queen's fare revenues decreased $1.4 million, attributable to a 5% decrease in occupancy, offset by a

3% increase in fare per diems. Consolidated fare per diems for 1998 decreased 2% to $224, as the decrease in fare per diems at American Hawaii more than offset the increase in fare per diems at Delta Queen. The $11.6 million increase in other revenues was mainly due to an increase in passenger nights at American Hawaii and an increase in passengers electing to purchase air through American Hawaii under various air promotions. As a result, consolidated total revenue per passenger night increased 4% to $314. As discussed below, the increase in air revenue was offset by a corresponding increase in related air expenses.

     Consolidated cost of operations for 1998 increased $14.3 million to $125.6 million from $111.3 million for 1997. American Hawaii's operating costs increased $15.0 million, primarily as a result of additional operating days and an increase in air package expenses. The increase in air package expenses was directly related to the increase in air revenue, as noted above. Delta Queen's operating costs decreased by $0.7 million reflecting the decrease in occupancy.

     Consolidated selling, general and administrative expenses, before capacity expansion costs, increased $2.0 million to $41.9 million for 1998 from $39.9 million in 1997. The increase in consolidated selling, general and administrative expenses reflects additional selling and marketing spending at both cruise lines in the first half of the year. Capacity expansion costs of $2.3 million in 1998 were $1.2 million higher than in the prior year. Capacity expansion expenses were incurred for a full year during 1998 for both cruise lines, whereas in 1997, these expenses were incurred in the second half of the year for American Hawaii only. The $1.3 million increase in depreciation and amortization expense was attributable to capital expenditures incurred during the 1997 S.S. Independence drydock and Delta Queen vessel lay-ups completed earlier in 1998.

     As a result of increases in expenses as detailed above, consolidated operating income for 1998 was $5.5 million as compared to $10.0 million for 1997.

     Interest expense decreased slightly due to a lower outstanding debt balance during 1998, while our effective tax rate remained unchanged from the prior year.

  YEAR ENDED DECEMBER 31, 1997 COMPARED TO YEAR ENDED DECEMBER 31, 1996

     Consolidated revenues for 1997 decreased $12.5 million to $177.9 million from $190.4 million for 1996 representing a $6.6 million decrease in cruise revenues combined with a $5.9 million decrease in hotel revenues as a result of the sale of the Maison Dupuy hotel. Delta Queen owned and operated the hotel, located in New Orleans, prior to its sale in October 1996. Delta Queen's cruise revenues increased $7.1 million, reflecting an 12% increase in fare per diems combined with an 11% increase in revenue from air and land packages. The increase in fare per diems as compared to 1996 was attributable to a reduction in the use of discounts to fill open inventory close to a sailing date. American Hawaii's revenues decreased $13.7 million as a result of an 8% decrease in operating days due to the S.S. Independence drydock combined with a 3% decrease in fare per diems and a 9% decrease in occupancy. Consolidated fare per diems for 1997 increased 6% to $228, and consolidated total revenue per passenger night increased 5% to $302, as the increase in fare per diems at Delta Queen more than offset the decrease in fare per diems at American Hawaii.

     Consolidated cost of operations decreased $11.2 million to $111.3 million for 1997 from $122.5 million for 1996. Hotel-related costs of operations represented $1.9 million of the 1996 costs. American Hawaii's operating costs decreased $9.2 million primarily as a result of the S.S. Independence drydock while Delta Queen's cruise operating costs decreased $0.1 million. Savings in Delta Queen's passenger and vessel expenses were offset by an increase in air and land package expense corresponding to the increased sales of air and land packages.

     Consolidated selling, general and administrative expenses decreased $4.4 million to $41.0 million for 1997 from $45.4 million for 1996. Of the $4.4 million decrease, $2.3 million was attributable to the hotel, with the remainder of the decrease primarily due to cost savings at Delta Queen. Also included in selling, general and administrative expenses for 1997 were $1.6 million of American Hawaii's office relocation costs and costs incurred for planning for capacity expansion in Hawaii. The $1.0 million increase in depreciation and amortization expense was primarily attributable to the S.S. Independence drydock and capital improvements on Delta Queen vessels during lay-ups earlier in the year.

     In the first quarter of 1996, we recognized an impairment write-down of $38.4 million related to our decision not to renovate or return the S.S. Constitution to service. As the vessel was sold in November 1997 for net sale proceeds of $1.8 million, the salvage value of the vessel was written down from $2.5 million to $1.8 million. This write-down was offset by a reduction in the reserve set-up for the estimated costs to be incurred on behalf of the vessel until its eventual disposition.

     Consolidated cruise operating income for 1997 was $10.0 million as compared to cruise operating income of $6.5 million, excluding the S.S. Constitution write-down and hotel operations in 1996. Hotel operating income in 1996 was $1.4 million.

     Interest expense decreased $1.1 million due to a lower outstanding debt balance in 1997. Our consolidated effective tax rate increased to 40% in 1997 from 32% in the prior year as we recognized additional state tax expenses in 1997.

LIQUIDITY, CAPITAL RESOURCES AND FINANCIAL CONDITION

  Operating Activities

     For the year ended December 31, 1998, cash provided by operations was $18.5 million compared to $22.4 million in 1997. The decrease reflected the decline in operating income as mentioned earlier and changes in other working capital accounts. Offsetting the decrease was an increase in unearned passenger revenues, representing passenger cruise deposits, which increased $5.6 million in 1998 as compared to an increase of $2.0 million in 1997. The increase in unearned passenger revenues was greater in 1998 than in 1997 due to the timing of Delta Queen's 1998/1999 lay-ups, as discussed below, which occurred later than the 1997/1998 lay-ups and deposits received in 1998 for the millennium charter cruises for both cruise lines.

  Investing Activities

     During 1998, we made expenditures of $8.8 million on capital projects, of which $5.6 million related to our existing vessels. $3.8 million of the $5.6 million related to the Delta Queen and American Queen lay-ups, which were completed in the first quarter of 1998. The remaining $1.8 million related to vessel improvement projects and costs incurred for the Mississippi Queen lay-up which began December 13, 1998. Other significant capital expenditures included $3.0 million related to design fees and costs associated with new shipbuilding programs at American Hawaii and Delta Queen, as discussed below.

     In February 1998, we received $0.3 million of final proceeds from the buyer of the Maison Dupuy hotel which we sold in October 1996. Additionally, $0.3 million of cash pledged under a letter of credit became unrestricted during 1998 upon the cancellation of the letter of credit.

  Financing Activities

     We made scheduled principal payments of $4.1 million under the American Queen and S.S. Independence ship financing notes during 1998. We repurchased $0.8 million of our common stock during 1998 under the stock repurchase plan, as discussed below. We received $2.9 million during 1998 from the issuance of our common stock, principally from stock options exercised by our employees. We paid $0.5 million during 1998 for financing efforts related to our new shipbuilding programs.

  Capital Expenditures and Debt

     On January 21, 1999, the Mississippi Queen completed a 39-day lay-up. The American Queen also completed a 15-day lay-up on February 10, 1999. The Delta Queen completed a 54-day lay-up on February 27, 1999. The lay-ups for the three vessels, including repairs and maintenance, cost approximately $5.5 million and were funded from working capital.

     In October 1997, we announced plans to expand capacity in the Hawaii cruise market. We intend to construct two new cruise ships over the next five years and plan to introduce an existing foreign-built cruise ship in the Hawaii market while awaiting construction of the new vessels. On March 9, 1999, we signed a definitive agreement with Ingalls Shipbuilding to construct two passenger ships, each containing approximately 1,900 passenger berths, with options to build up to four additional vessels. The estimated total construction cost of the two initial ships will be approximately $470 million each. The agreement provides that the first ship will be delivered in January 2003 and the second ship in January 2004. See "Business -- Expansion Plans -- Hawaii Expansion Plans" for a discussion of the material terms of the construction contract with Ingalls Shipbuilding.

     In 1999, we expect to spend between $80 million and $100 million on building the two new Hawaii cruise vessels, which includes anticipated payments to Ingalls Shipbuilding.

     In April 1998, we announced plans to expand capacity at Delta Queen. For the Delta Queen fleet, we intend to build up to five new small coastal ships over the next seven to 10 years. The ships will each accommodate approximately 226 passengers and cruise in coastal areas and other itineraries not currently served by existing Delta Queen vessels. These include such U.S. locations as the Eastern Coastline and the Pacific Northwest. We have completed naval contract designs and are presently negotiating with a U.S. shipyard. The estimated construction cost of the ships will be approximately $35 million each. If we decide to go forward with the expansion plan and enter into a shipyard contract, construction of the first new vessel will begin in mid-1999 with a targeted introduction of the first coastal cruiser into service in mid-2001.

     We have entered into an agreement to acquire a new vessel and plan to convert it into an overnight passenger vessel with approximately 150 passenger berths for use as the fourth Delta Queen riverboat. The purchase price for the vessel is approximately $8.0 million. We have conducted a due diligence review to ensure the vessel can be effectively and efficiently renovated for passenger use and that the cost of outfitting the vessel is consistent with our current estimates. Based on this due diligence review, we are seeking to amend the terms and conditions of the agreement. We estimate that the total renovation, relocation, start-up and marketing costs will require an additional $12 million. We expect that the conversion project will take between six and nine months and that the vessel will be able to enter into service in the first half of 2000.

     Assuming we proceed with our expansion plans for the Delta Queen line, we expect to spend between $15 million and $20 million in 1999 on building the new coastal cruise vessels, which also includes anticipated payments to the shipyard. We estimate that costs to be incurred in 1999 to acquire and outfit the fourth riverboat will be $18 million.


     We intend to finance a significant portion of the purchase price of the Hawaii cruise ships through the Maritime Administration, which provides guaranties of private financing for new vessel construction projects conducted in U.S. shipyards. We have received a letter commitment from the Maritime Administration, subject to customary conditions, for financing guaranties for debt for up to 87.5% of the cost of the vessels. The guarantied debt would be accessed during the construction period, with interest payments during that period capitalized as part of the cost of construction. In the current market, this type of debt generally bears interest at a rate of 100 to 150 basis points over the comparable U.S. government obligations and can have a term of up to 25 years from the date of delivery of the vessel. The loans generally amortize on a straight line basis over the term of the loan commencing after the delivery date. Fees associated with the financing guarantees include a one-time investigation fee equal to $1,386,906. In addition, the Maritime Administration imposes an annual guaranty fee of not less than 1/4 of 1% and not more than 1% of the indebtedness, reduced by any required escrow, based upon the obligor's ratio of long-term debt to stockholders' equity. The present value of the annual guaranty fees is payable at the closing of the Maritime Administration guarantied financing and capitalized as part of the vessel cost. See "Risk Factors -- If we are unable to obtain Maritime Administration financing guaranties, it will impede our expansion plans and future revenue growth" for more detail regarding the impact on us if we do not obtain

Maritime Administration financing guaranties. We currently have several Maritime Administration guarantied loans outstanding, secured by the S.S. Independence and the American Queen.

     In June 1997, our board of directors approved a stock repurchase plan. The plan authorizes us to repurchase up to one million shares of our stock. These shares may be purchased from time to time in the public market or through privately negotiated transactions. As of December 31, 1998, we had repurchased 51,000 shares at an average purchase price of $14.84 per share under the plan. We currently have no intention to repurchase any additional shares of common stock.

     As of December 31, 1998, we complied with all covenants under our various debt agreements.


     On February 25, 1999, The Delta Queen Steamboat Co. entered into a credit agreement with a group of lenders, with The Chase Manhattan Bank as agent. This credit agreement provides for a revolving credit facility of up to $70 million to fund the expansion of our Delta Queen line. This new $70 million facility replaced our prior credit facility with Chase Manhattan.



     Borrowings under the new credit facility bear interest at either the greater of Chase Manhattan's prime rate or alternative base rates plus a margin ranging from 0.50% to 1.50% or the London Interbank Offered Rate plus a margin ranging from 1.50% to 2.50%. We are also charged a fee of 0.50% per annum on any unused commitment. The new credit facility is secured by all of the assets of The Delta Queen Steamboat Co., except for the American Queen. The new credit facility limits the dividends The Delta Queen Steamboat Co. may pay to between $5 million and $15 million per year when aggregated with investments and other payments.


     Subject to obtaining Maritime Administration guarantied financing, we believe we will have adequate access to capital resources, both internally and externally, to meet our current short-term and long-term capital commitments. Such resources may include cash on hand and the ability to secure additional financing through the capital markets. We continually evaluate opportunities to increase capacity at both Delta Queen and in Hawaii and to strategically grow our business. As discussed earlier, we announced plans to expand capacity at Delta Queen and in the Hawaii market. Although we believe that we will be able to obtain sufficient equity and debt financing from the capital markets to construct the new vessels, we cannot assure you that we will be able to obtain additional financing at commercially acceptable levels to finance such new construction and, if we so choose, to pursue strategic business opportunities.

  Impact of Year 2000

     Many computer programs have been written using two digits rather than four to define the applicable year. Any of our computer programs that have time-sensitive software may recognize a date using "00" as the year 1900 rather than the year 2000. This could result in a major system failure, miscalculations and/or other unanticipated problems.

     State of readiness


     We have established internally staffed project teams to address Year 2000 issues. Each team is formulating a plan that focuses on Year 2000 compliance efforts for information technology systems and non-information technology systems. This plan addresses:



     - information technology systems software and hardware such as reservations, accounting and associated systems, personal computers and software, and



     - non-information technology systems such as embedded chip systems in building facilities, shipboard navigation, control, power generation systems, and communication systems.

     Our Year 2000 plan addresses the Year 2000 issues in various phases for both types of systems including:

     - inventory of our systems, equipment and suppliers that may be vulnerable to Year 2000 issues;

     - assessment of inventoried items to determine the risks associated with their possible failure to be Year 2000 compliant;

     - testing of systems and components to determine if they are Year 2000 compliant, both prior to and subsequent to remediation;

     - remediation and implementation of new systems; and

     - contingency planning to address reasonably likely worst case scenarios.

     For information technology systems, inventories and risk assessments have been substantially completed for all our shoreside software applications, hardware and operating systems. Most of our reservations systems functions have been tested and were found to be compliant. The remaining functions will be tested and remediated, if necessary, by mid-1999. We have also determined that our shoreside phone system and onboard financial systems on the Delta Queen vessels are Year 2000 compliant. The S.S. Independence's onboard financial system and our shoreside accounting system, however, are not Year 2000 compliant. We will utilize both internal and external resources to continue testing, reprogramming and replacing our information technology systems that require Year 2000 modifications. We anticipate completing the system improvements and the Year 2000 project no later than September 30, 1999. This is prior to any anticipated impact on our operating systems. We anticipate that these modifications and improvements will enable our information systems to function properly with respect to dates in the Year 2000 and thereafter.

     Inventories and risk assessments are currently being performed for all non-information technology systems and are expected to be finalized by April 30, 1999. The process of testing, remediation and implementation is expected to be completed by September 30, 1999.

     Risks of Year 2000 issues

     If any of our suppliers or travel partners do not, or if we do not, successfully deal with the Year 2000 issue, we could experience delays in scheduled cruises which could result in lost revenues or increases in costs and could subject us to claims and damages. To determine the most reasonably likely sources of these risks, we have been communicating with our major suppliers and travel partners on their Year 2000 compliance issues. For example, our external air ticketing and credit card processing software has been determined to be Year 2000 compliant.

     Based on these procedures, management believes that the most reasonably likely sources of risk to us include:

     - the disruption of transportation channels relevant to our operations, including ports and transportation vendors, primarily airlines, as a result of a general failure of support systems and necessary infrastructure;

     - the disruption of travel agency and other sales distribution systems; and

     - the inability of principal product suppliers to deliver goods and services.

The severity of these possible problems would depend on the nature of these problems and how quickly they could be corrected or alternatives implemented.

     Our major suppliers and travel partners consist of our transportation vendors, our primary external airline ticketing vendor, and our primary credit card processing software vendors. Our primary external airline ticketing vendor has certified that its systems are Year 2000 compliant. Our primary credit card processing software vendors have also certified that their systems are Year 2000 compliant. We have not received written assurance from our transportation vendors indicating that they will be Year 2000 compliant before the end of 1999. Because we have no contingency plan to transport our customers long distances to and from our embarkation and disembarkation points, failure by our transportation vendors to provide transportation services could have a material adverse effect on our operations and our financial condition.

     Some risks of the Year 2000 issue are beyond our control and the control of our other travel partners and suppliers. For example, no preparations or contingency plan will protect us from a downturn in economic activity caused by the possible ripple effect throughout the entire economy that could be caused by problems of others with Year 2000 issues.

     Costs

     We have estimated our total costs for system improvements and the Year 2000 project to be approximately $1.0 million. These efforts are being funded from working capital. Of the total project cost, approximately $0.5 million is attributable to the implementation of a new accounting system. This amount includes new software, new hardware, and consulting fees, all of which will be capitalized. Another $0.3 million of capital outlays is attributable to the upgrading of the S.S. Independence's onboard financial system and to the replacement of imbedded chip systems in several of our vessels. The remaining $0.2 million is expected to be expensed as incurred and is not expected to have a material impact on the results of operations. The Year 2000 project represents less than 10% of our information systems budget. To date, we have incurred and expensed approximately $75,000 related to our systems improvements and the Year 2000 project. These costs do not include costs incurred by us as a result of the failure of any third parties, including suppliers, to become Year 2000 compliant or costs to implement any contingency plans.

     The costs of the project and the date on which we believe it will complete the Year 2000 modifications are based on our best estimates given presently available information. These estimates were derived utilizing numerous assumptions of future events, including the continued availability of the resources we rely on, third party modification plans and other factors. We cannot assure you, however, that these estimates will be achieved, and actual results could differ materially from those anticipated. Specific factors that might cause such material differences include, but are not limited to, the availability and cost of personnel trained in this area, the ability to locate and correct all relevant computer code, and similar uncertainties.

     Contingency plans

     We are preparing our contingency plans to identify and determine how to handle our most probable worst case scenarios. Preliminary contingency plans are currently being reviewed. Comprehensive contingency plans are estimated to be complete by mid-1999.

                                    BUSINESS

GENERAL

     American Classic Voyages Co. is the leading provider of overnight passenger cruises among the Hawaiian Islands and on the Mississippi River system. We operate two cruise lines under the names American Hawaii and Delta Queen. American Hawaii, acquired in August 1993, operates the S.S. Independence, a U.S.-flagged ocean liner with 867 total passenger berths. American Hawaii provides inter-island cruises on a year-round basis among the Hawaiian Islands. Delta Queen currently operates the Delta Queen, American Queen and Mississippi Queen, U.S.-flagged paddlewheel steamboats having 1,026 total passenger berths. Delta Queen provides cruise vacations on the Mississippi, Ohio, Cumberland, Tennessee, Arkansas, Illinois and Atchafalaya Rivers. We do not offer gaming on our vessels.

     American Classic Voyages Co. is a Delaware corporation incorporated in 1985 as a holding company that owns and controls The Delta Queen Steamboat Co., which operates Delta Queen through various subsidiaries, and Great Hawaiian Cruise Line, Inc., which operates American Hawaii through various subsidiaries.

STATUTORY COMPETITIVE ADVANTAGES

  Passenger Vessel Act of 1886

     Under the Passenger Vessel Act and related U.S. laws, only U.S. ships that are:

     - U.S. built,

     - owned by U.S. citizens,

     - operated by U.S. crews and officers, and

     - U.S.-flagged by the U.S. Coast Guard

are permitted to operate exclusively between U.S. ports, including the islands of Hawaii. We are the only U.S.-flagged, large scale, overnight cruise line operator providing inter-island vacations among the Hawaiian Islands. Most cruise line operators, such as Carnival Cruise Lines, Royal Caribbean International, Princess Cruises and Disney Cruise Line, do not sail U.S.-flagged vessels. Therefore, they must include a foreign port in their itineraries. Typically, operators of non-U.S.-flagged ships send some of their ships to Hawaii in late spring or early fall, generally using Vancouver, British Columbia or Ensenada, Mexico as their foreign ports of call, as they reposition their cruise ships to or from the Alaska market.

     Accordingly, we believe our U.S.-flagged designation provides us with significant itinerary advantages. Our cruises can visit and explore the beauty and attractions of the various Hawaiian Islands without having to include a foreign port, which involves at least four sailing days across the Pacific Ocean. On inland U.S. waterways, where Delta Queen operates, the Passenger Vessel Act requirements effectively prohibit foreign-flagged vessels from offering competing itineraries.

  U.S. Flag Cruise Ship Pilot Project Statute

     The Pilot Project Statute was enacted in 1997 to develop the U.S.-flagged cruise ship industry and stimulate commercial construction of cruise ships in the U.S. In connection with our execution of a definitive agreement with Ingalls Shipbuilding to construct at least two new vessels in a U.S. shipyard, we believe that we will have


          (1) the exclusive right to operate large U.S.-flagged cruise ships in the domestic trade among the Hawaiian Islands for the life expectancy of the vessels, and


          (2) the right to operate a foreign-built cruise ship as a U.S.-flagged ship in the Hawaiian Islands for a period of two years following delivery of the final vessel under the contract.

     We will enjoy the benefits of the Pilot Project Statute, however, only if we comply with its terms. The Pilot Project Statute requires, among other things, as a condition to obtaining these rights that the agreement to construct the new cruise ships provide that:



          - the vessels are built with more than 867 berths each; and



          - delivery of the first vessel be prior to January 1, 2005 and the second vessel prior to January 1, 2008.


     The statute does not restrict the activities of small U.S.-flagged cruise ships with fewer than 275 passengers and less than 10,000 gross tons.

THE VACATION CRUISE MARKET

     The cruise industry is among the fastest growing segments in the leisure/vacation industry, according to Cruise Line International Association statistics. We believe that the demand for cruises will continue to expand for the reasons discussed below.

  Historically Strong Growth Rates

     Cruise Line Association statistics indicate that the cruise industry has experienced passenger growth of approximately 9% annually since 1970.

[Graph Showing Growth in North American Cruise Passengers]

'1970'                                                                            0.5
------                                                                            ---
'1980'                                                                           1.40
'1984'                                                                           1.90
'1988'                                                                           3.20
'1992'                                                                           4.10
'1996'                                                                           4.70
'1997'                                                                           5.00
'1998'                                                                           5.40

          * Estimated
            Source: Cruise Line Association

     Our revenues, however, have not grown historically at the same rate as the cruise industry. This has been due, in part, to the cruise industry growing by introducing new and increasingly larger cruise ships. Although we cannot assure you that our growth rate will increase to or above the growth level of the industry as a whole through the introduction of new vessels into Hawaii, we believe that our introduction of new cruise ships into Hawaii will expand our business and increase our revenues.

  Strong Demographics

     The demographics of the U.S. population appear favorable to the cruise industry. There are 133 million potential cruise passengers in the United States target market. The U.S. target market is defined by the Cruise Line Association as adults 25 years of age or older with household incomes in excess of $20,000.

     According to the Cruise Line Association, the average age of cruise passengers currently is 50 years. Between the years 2000 and 2010, the U.S. population aged 45-54 and 55-64, the prime ages for cruising, is expected to grow from 37,030,000 to 43,564,000 and from 23,962,000 to 35,283,000, respectively, according to U.S. Census Bureau statistics. This growth amounts to increases of over 18% and 47%, respectively. As Americans continue to live longer, we believe the base of potential new and returning passengers for the cruise industry should continue to grow.

     In addition, consumers have increased their recreational spending. According to the Bureau of Economic Analysis, recreation expenditures grew at an average rate of 6.4% between 1975 and 1998, while personal consumption grew at an average rate of 3.1% and gross domestic product grew at an average rate of 3.0% during the same period.

  Large Untapped Market Potential

     While the cruise market has grown significantly over the past three decades, we believe that its untapped potential is very large. This is supported by Cruise Line Association statistics indicating that almost 90% of the U.S. population has never cruised. In addition, according to a Cruise Line Association study, 56% of those surveyed in its target market of Americans over the age of 25 with annual incomes in excess of $20,000 report that they are interested in cruising. We cannot assure you, however, that we will be able to capture any of this untapped potential in the future.

  High Customer Satisfaction

     Cruise passengers report very high customer satisfaction with their vacation experiences. According to the Cruise Line Association, over 90% of cruisers indicate cruises are better than or as good as other vacations.

     These high levels of customer satisfaction are further supported by a high return rate. According to a Cruise Line Association study, passengers who have cruised over the past five years have taken an average of 2.4 cruises during this period.

  Modern Ships and New Itineraries

     According to Cruise Line Association statistics, the cruise industry has historically seen a close correlation between growth in capacity and growth in the number of passengers.

[Graph Showing Growth in North American Cruise Capacity vs. Growth in Number of Passengers]

                                                                      CAPACITY GROWTH                    PASSENGER GROWTH
                                                                      ---------------                    ----------------
'1987'                                                                     10.50                              10.40
'1988'                                                                      8.20                               9.60
'1989'                                                                      0.10                               3.50
'1990'                                                                     15.40                              10.80
'1991'                                                                      3.70                               9.30
'1992'                                                                     12.60                               3.90
'1993'                                                                      6.60                               8.30
'1994'                                                                      -0.7                               -0.7
'1995'                                                                      1.80                               -1.6
'1996'                                                                      4.90                               6.30
'1997'                                                                      7.40                               8.50

  Source: Cruise Line Association

In order to accommodate passenger preferences for the most modern ships available, the cruise industry has built new ships. In turn, these new ships have had the effect of attracting new passengers, as well as providing a wider variety of experiences for the passengers who have cruised before. Based upon figures contained in public filings, occupancy rates for the major cruise lines have remained strong. Many of these major cruise lines report occupancy rates near or above 100%. As occupancy rates are based on double occupancy, these rates can exceed 100% since many cabins accommodate more than two people. As the industry continues to increase passenger berth capacity, we believe that passenger growth will keep pace with the new development.

     Cruise lines have also been able to increase customer demand by offering new itineraries, which have been particularly effective at encouraging experienced cruisers to take new cruises. Certain itineraries, such as Europe and the Panama Canal, have experienced substantial growth in the last ten years. As the Caribbean and other itineraries mature, Hawaii is receiving increased attention as a market with strong growth potential.

THE HAWAII CRUISE MARKET

     Hawaii is one of the world's premier tourist destinations. With its excellent year-round weather and natural beauty, Hawaii received approximately
6.7 million visitors in 1998, 4.3 million of whom were westbound travelers, as categorized by Hawaii Visitors and Convention Bureau statistics. The Hawaii Visitors Bureau reported that westbound Hawaii visitors have typically stayed in Hawaii for relatively long visits, averaging 10.3 days in 1997. These westbound visitors to Hawaii also tend to be relatively affluent, spending an average in 1997 of $165 per day per visitor.

     Despite the appeal of Hawaii, the Hawaii cruise market is currently underdeveloped. While 35% of all vacationers to Alaska are cruisers, only 1% of westbound travelers to Hawaii cruise while visiting the Hawaiian Islands, according to the Alaska Division of Tourism and the Hawaii Visitors Bureau.

     We believe that the low percentage of cruisers in Hawaii may be attributable in part to the following factors:


     - the itineraries that can be offered by most cruise lines are significantly limited by the Passenger Vessel Act, which requires non-U.S.-flagged ships to include a foreign port in their itineraries; and



     - the limited passenger capacity and age of the S.S. Independence, the only U.S.-flagged passenger vessel currently operating in Hawaii.


     Even with these limitations, however, the draw of Hawaii has resulted in an increase in cruisers visiting Hawaii as non-U.S.-flagged cruise ships have offered Hawaii as a new itinerary. Based on statistics compiled by the Hawaii Visitors Bureau, the number of passengers traveling on non-U.S. cruise ships has increased to an estimated 37,900 in 1998 from 14,750 in 1994. In 1998 we carried approximately 45,300 passengers. This represents 54% of approximately 83,200 total Hawaiian Island 1998 cruise passengers, as preliminarily reported by the Hawaii Visitors Bureau.

     We believe that Hawaii resembles the Caribbean cruise market in its early stages. Like the Caribbean market, Hawaii has exotic and scenic destinations for cruises, with year-round warm weather and abundant water activities. The Caribbean cruise market grew from 7.2 million passenger nights in 1987 to 12.1 million passenger nights in 1998, according to Cruise Line Association statistics. More developed cruise markets with higher market penetration, such as the Caribbean, have already been visited by experienced cruisers. We believe Hawaii will be an attractive new destination for experienced cruisers seeking new itineraries.

EXPANSION PLANS

     We believe that there is significant untapped market potential in the cruise industry and plan to realize some of this potential by expanding both our Hawaii and Delta Queen cruise lines. In the Hawaii cruise market, we plan to leverage our U.S.-flagged designation and the unique competitive advantages offered to us under the Pilot Project Statute by introducing larger, more modern vessels into the Hawaii vacation market. To expand Delta Queen's position in the U.S. inland waterway cruise market, we plan to extend our cruise itineraries into the U.S. coastal cruise market with up to five new coastal cruisers and to introduce a fourth riverboat on the West Coast.

  Hawaii Expansion Plans

     On March 9, 1999, we executed definitive agreements with Ingalls Shipbuilding to construct at least two new vessels for the Hawaii cruise market. The new Hawaii cruise ships are currently estimated to cost $440 million each, plus approximately $30 million for furnishings, fixtures and equipment. The contract provides that Ingalls Shipbuilding will deliver the first new ship in January 2003 and the second ship in January 2004. In addition, the shipbuilding contract provides us an option to build up to four additional vessels. The estimated contract price of the first option vessel is $487 million and the contract price for subsequent option vessels will be negotiated between the parties. Ingalls Shipbuilding will provide a limited warranty for the design, material and workmanship of each vessel for one year after delivery.

     With the assistance of Ingalls Shipbuilding, we have developed a team of experienced cruise ship designers and builders to participate in the development and construction process, including:

     - Kvaerner-Masa Yards for construction strategy and sub-contractor supervision,

     - Kvaerner-Masa Technology for engineering,

     - Yran & Storbraaten for naval design and architecture, and

     - Robert Tilberg Design for naval design and architecture.

Ingalls Shipbuilding has agreed in the shipbuilding contract to maintain the participation of Kvaerner-Masa Yards and Kvaerner-Masa Technology during construction of the new vessels.

     Each of the new vessels is expected to measure approximately 840 feet in length, with 13 decks and approximately 950 cabins containing at least 1,900 passenger berths. The new vessels have been designed with features that maximize passenger fare revenue. For example, the ships will have 77% outside cabins with seaside views, and 69% of the cabins will have their own private balconies. Outside cabins are highly desirable to passengers and are usually priced at a premium. Rooms with balconies generally receive an additional premium to outside cabins. The percentage of outside cabins and balconies on the new vessels compares very favorably to those of other cruise ships that are currently entering service. For example, according to Cruise Line Association statistics, the Disney Magic, Grand Princess, and the Carnival Paradise compare as follows:

                                                                           PERCENTAGE OF
                                                           ---------------------------------------------
           SHIP NAME/(YEAR ENTERED SERVICE)                OUTSIDE CABINS(%)    CABINS WITH BALCONIES(%)
           --------------------------------                -----------------    ------------------------
Our Proposed New Vessels...............................           77                       69
Disney Magic (1998)....................................           72                       43
Grand Princess (1998)..................................           72                       55
Carnival Paradise (1998)...............................           61                      N/A

     The new cruise ships will contain a host of modern amenities to ensure passenger comfort and enjoyment. As currently designed, the ships will have three roomy upper decks, each designed to maximize the sense of spaciousness on-board while offering magnificent 270 degree views of the islands and the sea. Panoramic lifts will ascend through the atrium of each ship, delivering passengers to the top level of the glass pavilion on the uppermost deck. During the day, passengers will be able to stroll on the sun deck, relax in any of the ship's whirlpool baths and swim in any of the pools. Consistent with vacationers' emphasis on fitness and personal care, passengers will be able to take advantage of extensive health spa and gymnasium facilities aboard the cruise ship, including aerobic studios. The spa will be a full-service facility offering massages, facials and aroma therapy. Passengers will also be able to choose from a variety of different theme bars and restaurants ranging from a Hawaiian cowboy lounge and pre-dinner patio bar to a two-deck main dining room, buffet-style restaurant and a specialty restaurant. The new vessels' design incorporates a 6,000 square foot retail area that will contain a variety of shops, including a gift shop, beauty salon, jewelry store and clothing stores.

     To take advantage of the excellent year-round weather in Hawaii, a 500 seat outdoor theater will be the main night attraction featuring such events as Polynesian and western line dancing shows to hula dance classes and presentations by the "kumu," the ship's Hawaiian cultural historian. Each of the new vessels will also have a 600 seat cabaret lounge and a 750 seat indoor theater which will have the capacity to stage high quality Broadway-style shows.

     To maximize demand, the new vessels have been designed to accommodate the differing needs and desires of a broad range of passengers. For example, we expect to attract a significant amount of meeting, conference and incentive travel business as a result of the Hawaii destination and the tax advantages to an employer sponsoring or individual attending a meeting on a U.S.-flagged ship. Internal Revenue Code Section 274(h) allows a deduction of up to $2,000 per person each calendar year for business-related meetings and conventions held aboard U.S.-flagged cruise vessels sailing between U.S. ports. As a result, the design of the new vessels allocates specific portions of the ship for conferences, meetings and other functions. The new ships are also designed to be "family friendly" and will have large spaces dedicated to both young children and teenagers.

     In order to expedite introduction of a larger, more modern ship into the Hawaii cruise market, we intend to obtain and operate a foreign-built vessel as a U.S.-flagged vessel in the Hawaii market. Our ability to operate a foreign-built vessel in the Hawaiian Islands arises under the terms of the Pilot Project Statute. We have targeted vessels that were built since 1980 and can accommodate between 1,200 and 2,000 passengers. If successful in obtaining a foreign-built vessel, we plan to introduce this vessel into service by the end of 2000.

     We have hired Roderick K. McLeod, a 27-year veteran of the cruise industry, to manage all aspects of our expansion plans in the Hawaii market. Mr. McLeod will oversee development of our expanded Hawaii business.

  Delta Queen Expansion Plans


     In order to capitalize upon its strong market position and brand name recognition, Delta Queen plans to expand its current business by introducing:



     - a fourth riverboat offering new itineraries; and



     - up to five new vessels capable of offering cruises along U.S. coastal waterways.


     By extending the Delta Queen line beyond our country's heartland and inland rivers to underserved coastal markets, Delta Queen plans to offer its unique cruising experience on itineraries highlighting historically or culturally interesting or beautiful U.S. coastal regions.

  Coastal Cruises

     We believe that there are itineraries along the U.S. coastlines with significant cruise market potential. As a further extension of Delta Queen's inland waterway cruise itineraries, we plan to build up to five new ships offering cruises along the eastern seaboard, in the Pacific Northwest and along the California coast of the U.S. Possible new destinations identified by Delta Queen include the following:

     - Eastern seaboard

          Halifax, Nova Scotia
          New Brunswick, Maine
          Boston Harbor
          Martha's Vineyard
          Chesapeake Bay
          New York City

          Baltimore
          Annapolis, Maryland
          Washington, D.C.
          Charleston, South Carolina
          Savannah, Georgia
          Florida's beaches

     - California

          San Francisco
          Napa Valley's wine country

     - Pacific Northwest

          Puget Sound
          The Columbia River
          The Willamette River
          Canada's Inside Passage
          The Alaskan coast

     We plan to capture these underserved coastal markets by building up to five new ships with approximately 226 passenger berths each in the next seven to ten years to extend the itineraries of the Delta Queen line. We are currently negotiating with a shipyard to construct the first two new coastal vessels. We hope that construction on the first vessel can begin as early as mid-1999. Assuming construction commences at that time, the first ship could be launched as early as the first half of 2001. Delivery of the second vessel is planned for the second half of 2001.

     Each coastal vessel will be approximately 300 feet long, have diesel-electric propulsion systems and "state-of-the art" safety technology. The total project cost for each new vessel is estimated at $35 million.

     The new Delta Queen coastal cruise vessels will have an historic design inspired by the Fall River Line vessels which traveled between New York and New England from 1847 through 1937 and became symbolic of elegant transportation and gracious service. The new vessels will be decorated in classic New England federal and nautical decor reminiscent of turn-of-the-century coastal ships, featuring the "first-class" amenities for which Delta Queen steamboats have come to be known. Approximately 90% of the passenger berths on each of the vessels will be in outside cabins. The new vessels will each have the following features:

     - elegant dining rooms with fine artwork, architectural embellishments and windows

     - a grand salon for entertainment

     - two bars

     - other services typically offered on Delta Queen steamboats

     Delta Queen coastal cruises also plan to offer shore excursions to highlight the unique and historically significant destinations in its new itineraries and may also offer special cruise packages revolving around specific themes, similar to those offered by Delta Queen's steamboat river cruises. Further, we believe that this expansion into coastal cruise itineraries will appeal to a younger and more physically active customer. Then, as those customers age, we will have the opportunity to transition these same customers to Delta Queen river cruises. By extending the Delta Queen line into coastal cruise itineraries, it will allow Delta

Queen to increase gradually the number and range of itineraries it can offer and to attract a broader base of passengers.

     We believe that destinations and shore tours will be the key reasons for customer interest in coastal cruise itineraries. New destinations are particularly important for frequent cruisers, who are always seeking new cruise experiences. Cruise destinations which can easily be reached by car are less appealing to potential cruise customers than those which are more distant or difficult to reach by other means. Shore tours that capitalize on the unique characteristics of each destination also appear to appeal to potential coastal cruise customers. For example, Cruise Line Association statistics indicated that in 1997, approximately 70% of all cruise passengers purchased at least one shore excursion and approximately 90% went sightseeing on shore at some time during their cruise vacation. Prospective customers have expressed interest in spending longer periods of time in selected destinations. Unique or proprietary shore tour events may also afford Delta Queen an opportunity to distinguish its coastal cruises from those of its competitors. While not the primary reason for selecting a cruise, we believe that the character of the proposed vessels also appears to be an element consumers consider in selecting a cruise. The design of the ships may lend uniqueness to the cruise experience and offers a platform for historical theme cruises.

  New Riverboat

     We have entered into an agreement to acquire a new vessel and plan to convert it into an overnight passenger vessel with approximately 150 passenger berths for use as the fourth Delta Queen riverboat. The purchase price for the vessel is approximately $8.0 million. We have conducted a due diligence review to ensure the vessel can be effectively and efficiently renovated for passenger use and that the cost of outfitting the vessel is consistent with our current estimates. Based on this due diligence review, we are seeking to amend the terms and conditions of the agreement. We estimate that the total renovation, relocation, start-up and marketing costs will require an additional $12 million. We expect that the conversion project will take between six and nine months and that the vessel will be able to enter into service in the first half of 2000. The current plans call for the vessel to be operated by Delta Queen in the Pacific Northwest, including the Columbia River system near Portland, Oregon.

CURRENT OPERATIONS

  American Hawaii -- Current Operations

     American Hawaii's cruise ship, the S.S. Independence, operates inter-island cruise vacations among the Hawaiian Islands year round. Built in 1951, the S.S. Independence has 867 passenger berths. American Hawaii offers primarily seven day itineraries with ports of call throughout the Hawaiian Islands. In addition, American Hawaii also offers three and four day itineraries. Many cruise passengers also choose to extend their stay in Hawaii, purchasing hotel accommodations through American Hawaii. American Hawaii offers more than 50 optional shore excursion activities to passengers to showcase the spectacular Hawaiian scenery and local attractions, including the following:

     - helicopter and submarine rides

     - deep sea fishing

     - snorkeling

     - scuba diving

     - tours of popular destinations such as Pearl Harbor and the Arizona Memorial, Fern Grotto and the historic town of Lahaina

The itinerary also affords an opportunity to view Mount Kilauea, one of the world's few active volcanoes, and the soaring sea cliffs of the inaccessible Na Pali coast.

     American Hawaii offers theme cruises organized around specific activities or seasons, including:

     - "Whales in the Wild" cruises, in which passengers can observe whales that make Hawaii their winter playground

     - "Hawaiian Heritage" cruises, which emphasize native Hawaiian ceremonies and rituals

     - "Big Band" cruises featuring 1940's Big Band orchestra music and Golden Age of Movies film screenings

     Cruise fares on American Hawaii for a seven-night cruise, as stated in the 1999 cruise brochure, range from luxurious suites at $3,280 per person to interior cabins with a single sofa bed and fold-away upper berth at $1,230 per person, based on double occupancy. The fare also includes three full service meals per day, along with mid-afternoon snacks and a late evening buffet, night entertainment on the vessel and port charges. American Hawaii also offers seasonal youth programs to attract passengers with children, as the S.S. Independence has a large number of cabins that can accommodate three and four passengers.

     American Hawaii offers additional services and products to its passengers, including bar services, beauty salon services, photography services, shore excursions and gift shop products. American Hawaii also distributes a line of specialty products through its onboard gift shops utilizing the "American Hawaii Cruises" logo. In order to facilitate and simplify passengers' travel planning process, American Hawaii offers air transportation arrangements to and from the Hawaiian Islands through agreements with several major commercial airlines as well as trip cancellation insurance.

     American Hawaii is marketed as "the best and most convenient" way to experience the Hawaiian Islands. We accomplish this by focusing on onboard dining, entertainment, and offering an extensive package of shore excursions at all stops along the itinerary, as well as by providing a wide variety of activities, demonstrations and lectures designed to enhance passengers' overall experience of the unique Hawaiian culture. Additionally, the Hawaii vacation package is promoted as a convenient and rewarding alternative to land-based multi-island vacations.


     American Hawaii's marketing efforts target consumers who are interested in Hawaii, cruise enthusiasts and other consumers who fit desirable demographic or geographic profiles. American Hawaii sends out more than six million pieces of direct mail annually to reach these potential customers in an effort to develop cruise sales. These direct mailings are made throughout the year to drive business during specific time frames. American Hawaii also sends out the Holokai Hui News newsletter, aimed at generating repeat passengers, and sends cooperative direct mail to travel agents to promote cruise sales. The travel agency community also receives periodic fax broadcasts and a quarterly newsletter, the Kuaihelani. American Hawaii also places advertisements in specialized publications such as Islands, Hawaii, Modern Maturity, Car and Travel and Endless Vacation magazines and has been the subject of numerous feature articles in national travel and leisure magazines and newspaper travel sections.


  Delta Queen -- Current Operations

     Delta Queen's three paddlewheel steamboats offer cruise itineraries for trips along the Mississippi, Ohio, Cumberland, Tennessee, Arkansas, Illinois and Atchafalaya Rivers, as well as the Intracoastal Waterway. Ports of embarkation and disembarkation, which are typically locations of historical or cultural significance, include:

     - New Orleans

     - Memphis

     - St. Louis

     - St. Paul

     - Louisville

     - Cincinnati

     - Pittsburgh

     - Nashville

     - Chattanooga

     - Galveston

Other ports of call include:

     - Hannibal, Missouri

     - Prairie du Chien, Wisconsin

     - Vicksburg and Natchez, Mississippi

     - Shiloh, Tennessee

     According to the Cruise Industry News 1998 Annual Report, Delta Queen enjoyed a 53% market share of the available berths within the domestic waterways and rivers segments of the overnight cruise market. Delta Queen is marketed to mature adult travelers as a unique vacation experience aboard classic steamboats in which the people, sights, romance and history of heartland America are explored. We believe individuals are attracted to our paddlewheel steamboat cruises because of the quality of our service, dining, accommodations and entertainment as well as the unique characteristics of the steamboat experience, including the connection to American history.

     Delta Queen promotes special cruise packages revolving around specific themes which allow passengers to participate in activities, meet special guest lecturers, and enjoy entertainment relevant to the theme. Seasonal theme cruises include:

     - "Spring Pilgrimage"

     - "Fall Foliage -- Autumn in America"

     - "Old Fashioned Holidays"

Geographic themed cruises include:

     - "Dixie Fest"

     - "Mark Twain Heartland"

     - "Cajun Culture"

     - "Gardens of the River"

Old standbys and continuing favorites are:

     - "Kentucky Derby" cruises that include attendance at the Kentucky Derby horse race

     - "The Great Steamboat Race" a reenactment of the famous 19th Century race between the Natchez and the Robert E. Lee steamboats

For nostalgia and history lovers, Delta Queen offers:

     - "Big Band"

     - "The Year That Was . . . "

     - "Civil War"

     - "Fabulous 50s" theme cruises

In a continuing effort to upgrade its cruise product, Delta Queen introduced in 1998 enhancements to the onboard dining, entertainment and shore excursions which highlighted America's heartland. In addition, several new theme cruises were added, such as "Tramping on the River" cruises featuring impromptu river stops; and "The History of Steamboatin'," which retraced the 1811 voyage of the first successful steamboat voyage down the Ohio and Mississippi Rivers to New Orleans.

     The Steamboatin'(TM) cruise fare for an average five-night cruise, as stated in the 1999/2000 cruise brochure, ranges from luxurious suites at $3,410 per person to interior cabins with lower and upper passenger berths at $1,390 per person, based on double occupancy. The fare also includes three full service meals per day, along with mid-afternoon snacks and a late evening buffet, day and night entertainment on the vessels and port charges.

     To attract additional customers, Delta Queen has developed products which combine its steamboat cruises with escorted tours and overnight stays at historic port cities. As a convenience to its passengers, Delta Queen will also arrange hotel accommodations and air and land transportation to and from the cruise embarkation and disembarkation point.

     Delta Queen annually welcomes back a large number of prior passengers through its relationship marketing program. New passengers are acquired through targeted direct mail, direct response advertising and other promotional activity. Media coverage generated by public relations activity is another method of acquiring new customers and building brand awareness. In 1998, Steamboatin'(TM) vacations were featured or mentioned in more than 3,000 articles in publications with national and local circulations. In addition, each year a significant number of new customers are referred by prior customers. Nearly all Steamboatin'(TM) vacations are booked via travel agents, who receive frequent communications from Delta Queen and who are supported with collateral and mailing materials.

  Vessels

     We currently operate four ships with a total of 1,893 passenger berths. The following table represents a list of our ships, the year they entered into service, their estimated passenger capacity based upon double occupancy per cabin, and their areas of operation:

                                CURRENT VESSELS

                                             YEAR VESSEL ENTERED   PASSENGER
                  VESSEL                        INTO SERVICE       CAPACITY    PRIMARY AREAS OF OPERATION
                  ------                     -------------------   ---------   --------------------------
S.S. Independence(1).......................         1951              867               Hawaii
American Queen.............................         1995              436      Mississippi River System
Mississippi Queen..........................         1976              416      Mississippi River System
Delta Queen................................         1926              174      Mississippi River System

---------------
(1) Substantially renovated in 1994.

     The following table represents a list of the new vessels we currently plan to build or obtain, together with their estimated delivery dates, and based upon double occupancy per cabin, their estimated passenger capacity:

                                PLANNED VESSELS

                                               ESTIMATED DELIVERY DATE   ESTIMATED PASSENGER CAPACITY
                                               -----------------------   ----------------------------
HAWAII VESSELS:
  Foreign-Built..............................       Late-2000                    1,200-2,000
     Newbuild #1.............................     January 2003                      1,900
     Newbuild #2.............................     January 2004                      1,900
DELTA QUEEN VESSELS:
  Western Riverboat..........................       Mid-2000                  Approximately 150
  Up to Five New Coastal Cruisers............    Commencing 2001              Approximately 226

  Sales And Marketing

     We maintain separate field sales and reservation staffs for Delta Queen and American Hawaii. We sell our cruise products primarily through two major channels, of which the most significant channel is travel agents operating throughout the U.S. We have programs which educate travel agents about the unique nature of our travel experiences, the vessels' itineraries, special programs, theme cruises and pricing policies. To assist in obtaining reservations from travel agents, we engage in both consumer and trade-oriented advertising, including direct mailings of Delta Queen and American Hawaii literature to travel agencies. We also maintain contact with travel agents through each cruise line's field sales personnel who conduct educational seminars and attend trade shows. Our second major sales channel is group travel organizers, consisting of clubs, travel agencies and tour operators who arrange for the sale of cruise vacations at discounted fares. We provide a variety of incentives to these organizers, including fare discounts and promotional materials. During 1998, no single customer accounted for more than 10% of our consolidated revenues.

  Pricing And Advance Reservations

     We issue separate full color sales brochures for each of Delta Queen and American Hawaii, which contain descriptive information, itineraries and fare schedules, prior to the beginning of each upcoming calendar year. We price our cruise fares, based on cabin category, using a single pricing schedule for each cruise line throughout the calendar year. As an inducement for passengers to book early, we generally offer an early booking discount which typically consists of the current year's fares to passengers who book more than six to eight months in advance for the upcoming year. In addition, we offer to group travel organizers and others limited discounts from our published fare schedules.

     We actively market our cruises up to one year prior to the cruise year and the level of advance reservations at any given date provides us with an indication of our future fare revenue. A significant portion of such reservations is booked more than six months in advance of the cruise date. Generally, customers of each cruise line must pay a $300 refundable deposit within one week of booking a cruise with the balance of the cruise fare to be remitted 60 days in advance of the departure date. Cancellations received three months or less before a scheduled cruise are subject to a loss of deposit and/or a cancellation charge ranging from 25% to 100% of the cruise fare. For a nominal fee, we also offer trip cancellation insurance through a third-party insurer which allows the customers to reduce their exposure to cancellation charges. As of March 26, 1999, advance reservations for the 1999 cruise year for both Delta Queen and American Hawaii combined were $126.8 million. However, we cannot specifically determine the amount of revenues to be derived from advance reservations as there can be no assurance that any particular advance reservation will result in any revenue to us.

  Government Regulation

     Federal maritime law prohibits non-U.S.-flagged vessels from receiving and discharging passengers at any two U.S. ports without stopping at an intervening non-U.S. port. Periodically there has been debate about the potential amendment or repeal of this law and the broader cabotage laws encompassed under the Passenger Vessel Act and related U.S. laws. In August 1995, we joined the Maritime Cabotage Task Force, a broad national coalition of 415 companies, associations and unions representing all modes of domestic transportation. The task force is responsible for monitoring potential adverse changes in legislation that could affect the U.S. maritime industry and publicizing the economic and national security issues relevant to maintaining a strong U.S.-flagged vessel industry. Through the coalition's efforts, numerous legislators and key Congressional staff members have been made aware of the substantive issues and positions surrounding any changes to this legislation. In 1997 and 1998, bills were introduced to the Senate to modify the Passenger Vessel Act, including allowing foreign-flagged ships into a limited number of itineraries where there was no existing U.S.-flagged ship in service. None of these bills were approved by the relevant subcommittees or committees of the Senate or the House of Representatives.

     One of the criteria for operating U.S.-flagged vessels in U.S. domestic trade is that holders of at least 75% of our shares must be U.S. citizens. In order to preserve the status of our U.S.-flagged vessels, our certificate of incorporation contains a provision restricting the transfer of shares of our common stock to non-U.S. citizens. In addition, we have created separate forms of stock certificates with legends to indicate whether the stockholder is a U.S. or non-U.S. citizen.

     We are subject to various Federal and state regulations which affect the operations of our vessels. Our U.S.-flagged vessels are subject to regulations promulgated by the U.S. Department of Transportation and enforced by the U.S. Coast Guard. The Coast Guard conducts both scheduled and unannounced inspections to determine compliance with these regulations and has the authority to delay or suspend cruises. The Delta Queen vessels must be drydocked for an inspection of the hulls' exteriors every five years. Previously, American Hawaii was required to drydock the S.S. Independence approximately every

18 months for a similar procedure. The Coast Guard is empowered to increase the interval between inspections and accordingly, we have requested and received permission from the Coast Guard to lengthen the interval of the drydocking of the S.S. Independence to 30 months, subject to annual hull surveys. In May 1997, the S.S. Independence was out of service for a four-week period and the next drydocking is scheduled for January 2000.

     Like other entities that operate vessels on U.S. waterways, we are also subject to federal, state and local health and safety laws, regulations and ordinances, including environmental laws. Periodically, we incur expenditures to keep our vessels in compliance with applicable laws, regulations and ordinances. We do not anticipate making any material expenditures in 1999 with respect to environmental matters. However, the coverage and attendant compliance costs associated with such laws, regulations and ordinances may result in future additional costs to our operations.

     Federal law requires that vessels for 50 or more overnight passengers be constructed of fire retardant materials. Since 1968 Congress has granted the Delta Queen eight consecutive Congressional exemptions from this requirement because of fire prevention and safety enhancements made to the vessel and the Delta Queen's historic status. The statute exempting the Delta Queen requires us to notify potential passengers that the Delta Queen does not comply with applicable fire standards and prohibits us from disclaiming liability for loss due to fire caused by our negligence. The current exemption has been extended to November 1, 2008. Our ability to operate the Delta Queen is dependent upon retaining our current Congressional exemption and obtaining additional exemptions subsequent to 2008. Ocean-going passenger vessels were required to make enhancements to life safety systems by October 1, 1997 in order to comply with federal law. The S.S. Independence was brought into compliance during its spring 1997 drydock as discussed above.

     The Federal Maritime Commission regulates passenger vessels with 50 or more passenger berths departing from U.S. Ports and requires that operators post security to be used in the event the operator fails to provide cruise services, or otherwise satisfy required financial standards. We have been approved as a self-insurer by the Federal Maritime Commission, and therefore, subject to continued approval, are not required to post security for passenger cruise deposits. The Federal Maritime Commission has reviewed its standards and in June 1996 issued proposed regulations to increase significantly the financial responsibility requirements. We filed our objection to the proposals, as we believe that the Federal Maritime Commission's current standards provide passengers with adequate protection in the event of an operator's non-performance and that further requirements may impose an undue burden on operators. At this time we cannot predict if the proposed changes will be approved as currently constituted, or at all.

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

     Our executive officers and directors and their ages as of the date of this prospectus are as follows:

                   NAME                       AGE                     POSITION
                   ----                       ---                     --------
Samuel Zell...............................    57     Chairman of the Board of Directors
Philip C. Calian..........................    36     Director, President and Chief Executive
                                                     Officer
Arthur A. Greenberg.......................    58     Director
Jerry R. Jacob............................    65     Director
Emanuel L. Rouvelas.......................    54     Director
Mark Slezak...............................    40     Director
Joseph P. Sullivan........................    65     Director
Jeffrey N. Watanabe.......................    56     Director
Jordan B. Allen...........................    36     Executive Vice President, Secretary and
                                                     General Counsel
Roderick K. McLeod........................    58     Executive Vice President
Randall L. Talcott........................    38     Vice President -- Finance, Treasurer and
                                                     Chief Accounting Officer
J. Scott Young............................    47     Executive Vice President -- Operations and
                                                     President of Delta Queen and American
                                                     Hawaii

     Samuel Zell. Chairman of the Board of Directors of American Classic since August 1993; Director of American Classic since 1980; previously Chairman of the Board of American Classic from 1984 through 1988; Chairman of the Board of Equity Group, Anixter International Inc., Capital Trust, Inc., Chart House Enterprises, Inc., Jacor Communications, Inc. and Manufactured Home Communities, Inc.; Chairman of the Board of Trustees of Equity Office Properties Trust and Equity Residential Properties Trust; and Director of Davel Communications, Inc., Fred Meyer, Inc. and Ramco Energy plc.

     Philip C. Calian. Director, President and Chief Executive Officer of American Classic since February 1995; Executive Vice President and Chief Operating Officer of American Classic from December 1994 until February 1995; Director, Chairman of the Board and Chief Executive Officer of Delta Queen and Great Hawaiian Cruise Line, Inc., American Classic's primary operating subsidiary for American Hawaii since February 1995; Chairman of the Board of CFI Industries, Inc. from March 1995 until August 1996; Co-Chairman and Chief Executive Officer of CFI Industries, Inc. from September 1994 until March 1995; Acting President and Chief Executive Officer of CFI Industries, Inc. from January 1994 until September 1994; Vice President, Chief Financial Officer and Treasurer of CFI Industries, Inc. from September 1993 until September 1994; and Director of Mergers and Acquisitions of Great American Management and Investment, Inc. from May 1990 until December 1994.

     Arthur A. Greenberg. Director of American Classic since 1982; Vice President and Assistant Treasurer of American Classic from January 1990 until June 1995; Director of Delta Queen and American Hawaii since August 1993; Vice President and Assistant Treasurer of Delta Queen and American Hawaii from August 1993 until June 1995; Senior Vice President of American Hawaii from June 1993 until August 1993; principal of Arthur A. Greenberg, C.P.A. and Senior Tax Advisor of Equity Group since 1997; President of the accounting firm of Greenberg & Pociask, Ltd. from 1971 until 1997; and Executive Vice President of Equity Group from 1986 through 1996.

     Jerry R. Jacob. Director of American Classic since 1991 and a private investor; Chairman of the Board of Midway Airlines Corporation from August 1994 until February 1997; Vice President of American Airlines, Inc. from 1974 to June 1993; and Director of Syratech Corp.

     Emanuel L. Rouvelas. Director of American Classic since 1998; senior partner of Preston Gates Ellis & Rouvelas Meeds in Washington, D.C. since 1974; Vice Chairman and Trustee of the American College of Greece; and Director of OMI Corp.

     Mark Slezak. Director of American Classic since 1998; Director, Chief Financial Officer and Treasurer of Lurie Investments, Inc., a private investment management company, since March 1995; Senior Vice President of Equity Group from January 1991 until January 1997; Treasurer of Equity Group from January 1990 until January 1996; and Director of Equity Group.

     Joseph P. Sullivan. Director of American Classic since July 1997; Director and Chairman of the Executive Committee of IMC Global, Inc. since March 1996; Chairman of the Board of The Vigoro Corporation from May 1991 until March 1996; Chief Executive Officer of The Vigoro Corporation from May 1991 until September 1994; and Director of Mycogen, Inc. since February 1998.

     Jeffrey N. Watanabe. Director of American Classic since 1998; partner and principal of Watanabe, Ing & Kawashima since 1971; and Director of American Savings Bank, Grace Pacific Corporation, Hawaiian Electric Industries, Inc., First Insurance Company of Hawaii, Ltd., and The Children's Television Workshop.

     Jordan B. Allen. Executive Vice President of American Classic since January 1998; Senior Vice President of American Classic from June 1995 until January 1998; Vice President of American Classic from August 1993 until June 1995; General Counsel of American Classic since August 1993; Secretary of American Classic since February 1997; Executive Vice President of Delta Queen and American Hawaii since January 1998; Senior Vice President of Delta Queen and American Hawaii from February 1997 until January 1998; Vice President of Delta Queen and American Hawaii from August 1993 until January 1997; and a member of Rosenberg & Liebentritt, P.C. from September 1990 until December 1996.

     Roderick K. McLeod. Executive Vice President of American Classic since February 1999 with primary responsibility for Hawaii cruise growth opportunities; Senior Vice President -- Marketing for Carnival Cruise Line from July 1997 through February 1999; Executive Vice President of Sales, Marketing and Passenger Services for Royal Caribbean Cruises Ltd. from January 1972 through August 1986 and October 1988 through June 1996; President and Chief Operating Officer of Norwegian Cruise Line from August 1986 through October 1988.

     Randall L. Talcott. Vice President -- Finance, Treasurer and Chief Accounting Officer of American Classic since October 1998; Treasurer of ANTEC Corporation from July 1994 through September 1998; and consultant from January 1994 through July 1994.

     J. Scott Young. Executive Vice President -- Operations of American Classic and President of Delta Queen and American Hawaii since April 1998; Senior Vice President -- Operations of American Classic from June 1996 until April 1998; Executive Vice President of Delta Queen from June 1992 until May 1994; Director of Delta Queen since May 1994; Executive Vice President of Delta Queen since August 1993; Chief Operating Officer of Delta Queen since June 1996; and Director, Executive Vice President and Chief Operating Officer of American Hawaii since June 1996.

                             PRINCIPAL STOCKHOLDERS

     The following table sets forth, as of December 31, 1998, information about the amount and nature of stock ownership with respect to each person or entity who is known by our management to be the beneficial owner of more than 5% of the outstanding shares of our common stock. The number of shares of our common stock indicated as beneficially owned is reported on the basis of regulations of the SEC governing the determination of beneficial ownership of securities.

                                                                AMOUNT AND NATURE
                                                                  OF BENEFICIAL
            NAME AND ADDRESS OF BENEFICIAL OWNER                    OWNERSHIP        PERCENT OF CLASS
            ------------------------------------                -----------------    ----------------
Samuel Zell, Ann Lurie Revocable Trust and Entities
  Controlled by Samuel Zell and/or Ann Lurie:(1)(2)(3)
  EGI Holdings, Inc.........................................        3,641,873
  EGIL Investments, Inc.....................................        3,641,874
  Samstock, L.L.C...........................................           52,500
  Anda Partnership..........................................           52,500
  Samuel Zell...............................................          125,000
  Ann Lurie Revocable Trust.................................           17,000
                                                                    ---------
          Total.............................................        7,530,747              52.9%
Two N. Riverside Plaza
Chicago, IL 60606
Wallace R. Weitz & Company(4)...............................        1,497,400              10.5%
1125 S. 103rd Street, Suite 600
Omaha, NE 68124-6008

---------------
(1) The referenced entities or individuals are each the beneficial owner of the shares of common stock shown next to their name. EGI Holdings, Inc. and EGIL Investments, Inc. are both Illinois corporations and wholly owned by Equity Group, an Illinois corporation. The stockholders of Equity Group are trusts created for the benefit of Samuel Zell and his family and Ann Lurie and her family. The trustees or co-trustees of the trusts are Sheli Z. Rosenberg, Arthur A. Greenberg, Ann Lurie and Mark Slezak. Samstock, L.L.C. is a Delaware limited liability company and wholly owned by SZ Investments, L.L.C., a Delaware limited liability company. The sole managing member of SZ Investments, L.L.C. is a corporation whose sole stockholder is a trust of which Mr. Zell is the trustee and beneficiary; the non-managing members are two partnerships whose partners are trusts created for the benefit of Mr. Zell of which Mrs. Rosenberg and Mr. Greenberg are the trustees. Anda Partnership is a Nevada general partnership whose partners are trusts created for the benefit of Mrs. Lurie and her family of which Mrs. Lurie and Mr. Slezak are co-trustees.

    The above chart includes 5,000 stock units beneficially owned by Mr. Zell which convert to 5,000 shares of common stock at a time determined by Mr. Zell at the time of the grant. The chart also includes options to purchase 120,000 shares of common stock beneficially owned by Mr. Zell which are currently exercisable.

    Mr. Zell disclaims beneficial ownership of 3,641,874 shares beneficially owned by the subsidiaries of Equity Group; 52,500 shares beneficially owned by Anda Partnership and 17,000 shares beneficially owned by the Ann Lurie Revocable Trust. Mrs. Lurie disclaims beneficial ownership of 3,641,873 shares beneficially owned by the subsidiaries of Equity Group; 52,500 shares beneficially owned by Samstock, L.L.C.; 5,000 stock units beneficially owned by Mr. Zell; and options to purchase 120,000 shares beneficially owned by Mr. Zell.

(2) 3,603,000 of the shares owned by EGI Holdings are held at four financial institutions as collateral for loans. Under the various loan agreements, the institutions cannot vote or exercise any ownership rights relating to the pledged shares unless there is an event of default.

(3) 1,000,000 of the shares owned by EGIL Investments are held at a financial institution as collateral for a loan. Under the loan agreement, the institution cannot vote or exercise any ownership rights relating to the pledged shares unless there is an event of default.

(4) According to a Schedule 13G dated February 10, 1999 filed with the SEC by Wallace R. Weitz & Company. The common stock reported herein is beneficially owned by Wallace R. Weitz & Company, a Nebraska corporation and a registered investment adviser.

                                  UNDERWRITING

GENERAL

     Merrill Lynch, Pierce, Fenner & Smith Incorporated, Donaldson, Lufkin & Jenrette Securities Corporation, Goldman, Sachs & Co., and Craig-Hallum Capital Group, Inc. are acting as representatives of each of the underwriters named below. Subject to the terms and conditions set forth in the purchase agreement among us and the underwriters, we have agreed to sell to the underwriters, and each of the underwriters severally and not jointly has agreed to purchase from us, the number of shares of common stock set forth opposite its name below.

UNDERWRITERS                                                  NUMBER OF SHARES
------------                                                  ----------------
Merrill Lynch, Pierce, Fenner & Smith
             Incorporated...................................
Donaldson, Lufkin & Jenrette Securities Corporation.........
Goldman, Sachs & Co. .......................................
Craig-Hallum Capital Group, Inc. ...........................
                                                                 ---------
             Total..........................................     3,500,000


     In the purchase agreement, the underwriters have agreed, subject to the terms and conditions set forth in such agreement, to purchase all of the shares of common stock being sold under the terms of such agreement if any of the shares of common stock being sold under the terms of such agreement are purchased. In the event of a default by an underwriter, the purchase agreement provides that, in some circumstances, the purchase commitments of the nondefaulting underwriters may be increased or the purchase agreement may be terminated.


     We have agreed to indemnify the underwriters against some liabilities, including some liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of those liabilities.


     The shares of common stock are being offered by the several underwriters, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by counsel for the underwriters and other conditions. The underwriters reserve the right to withdraw, cancel or modify such offer and reject orders in whole or in part.


COMMISSIONS AND DISCOUNTS


     The representatives have advised us that the underwriters propose initially to offer the shares of common stock to the public at the public offering price set forth on the cover page of this prospectus, and to some dealers at such
price less a concession not in excess of $          per share. The underwriters
may allow, and such dealers may reallow, a discount not in excess of $ per share of common stock to other dealers. After the offering, the public offering price, concession and discount may be changed.


     The following table shows the per share and total public offering price, underwriting discount to be paid by us to the underwriters and the proceeds before expenses to us. The information is presented assuming either no exercise or full exercise by the underwriters of their over-allotment option.

                                                           PER SHARE   WITHOUT OPTION   WITH OPTION
                                                           ---------   --------------   -----------
Public Offering Price...................................      $              $              $
Underwriting Discount...................................      $              $              $
Proceeds, before expenses, to American Classic Voyages
  Co....................................................      $              $              $

     The expenses of the offering, exclusive of the underwriting discount, are
estimated at $          and are payable by us.

OVER-ALLOTMENT OPTION

     We have granted an option to the underwriters, exercisable for 30 days after the date of this prospectus, to purchase up to an aggregate of 525,000 additional shares of our common stock at the public offering price set forth on the cover page of this prospectus, less the underwriting discount. The underwriters may exercise this option solely to cover over-allotments, if any, made on the sale of our common stock offered hereby. To the extent that the underwriters exercise this option, each underwriter will be obligated, subject to certain conditions, to purchase a number of additional shares of common stock proportionate to such underwriter's initial amount reflected in the foregoing table.

NO SALES OF SIMILAR SECURITIES


     We and our executive officers and directors and certain of our stockholders have agreed, with some exceptions, without the prior written consent of Merrill Lynch on behalf of the underwriters for a period of 120 days after the date of this prospectus not to directly or indirectly


     - offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant for the sale of, or lend or otherwise dispose of or transfer any shares of common stock or securities convertible into or exchangeable or exercisable for or repayable with our common stock, whether now owned or later acquired by the person executing the agreement or with respect to which the person executing the agreement later acquires the power of disposition, or file any registration statement under the Securities Act relating to any shares of our common stock or

     - enter into any swap or any other agreement that transfers, in whole or in part, the economic consequence of ownership of our common stock, whether any such swap or transaction is to be settled by delivery of our common stock or other securities, in cash or otherwise, except for options or shares granted under the 1992 stock option plan, the executive stock option plan, the 1995 employee stock purchase plan, subject to approval by our stockholders, the 1999 stock option plan and the shares of common stock sold pursuant to this offering.

PRICE STABILIZATION, SHORT POSITIONS AND PENALTY BIDS


     Until the distribution of our common stock is completed, SEC rules may limit the ability of the underwriters and some selling group members to bid for and purchase our common stock. As an exception to these rules, the representatives are permitted to engage in transactions that stabilize the price of our common stock. Such transactions consist of bids or purchases for the purpose of pegging, fixing or maintaining the price of our common stock.


     If the underwriters create a short position in our common stock in connection with the offering, if, for example, they sell more shares of common stock than are set forth on the cover page of this prospectus, the representatives may reduce that short position by purchasing shares of our common stock in the open market. The representatives may also elect to reduce any short position by exercising all or part of the over-allotment option described above.

     In general, purchases of a security for the purpose of stabilization or to reduce a short position could cause the price of the security to be higher than it might be in the absence of such purchases.

     Neither we nor the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above might have on the price of our common stock. In addition, neither we nor the underwriters make any representation that the representatives will engage in such transactions or that such transactions, once commenced, will not be discontinued without notice.

PASSIVE MARKET MAKING

     In connection with this offering, underwriters may engage in passive market making transactions, bids for and purchases of our common stock, on The Nasdaq National Market in accordance with Regulation M under the Securities Exchange Act of 1934 during a period before the commencement of offers or sales of common stock hereunder.


     Some of the underwriters and their affiliates engage in transactions with, and perform services for, us and other entities owned or controlled by Mr. Zell in the ordinary course of business and have engaged, and may in the future engage, in commercial and investment banking transactions and financial advisory services with us and other entities owned or controlled by Mr. Zell, for which they have received customary compensation.


                                 LEGAL MATTERS

     The validity of the shares of common stock offered hereby will be passed upon for us by Seyfarth, Shaw, Fairweather & Geraldson, Chicago, Illinois. In connection with this offering, Sidley & Austin, Chicago, Illinois, will pass upon legal matters for the underwriters.

                                    EXPERTS

     The historical consolidated financial statements of American Classic Voyages Co. as of December 31, 1998 and 1997, and for each of the years in the three-year period ended December 31, 1998, have been incorporated by reference herein and elsewhere in the registration statement from our Annual Report on Form 10-K for the year ended December 31, 1998 in reliance upon the report of KPMG LLP, independent certified public accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

                           INCORPORATION BY REFERENCE

     We have filed the following documents with the SEC under the Exchange Act, which are incorporated herein by reference:

          1. Annual Report on Form 10-K, for the year ended December 31, 1998;

          2. Current Report on Form 8-K dated February 22, 1999;


          3. Current Report on Form 8-K dated March 26, 1999;



          4. Current Report on Form 8-K dated April 14, 1999;



          5. Information Statement on Schedule 14C dated March 8, 1999; and



          6. The description of the common stock, contained in our Registration Statement on Form S-1 (Registration No. 33-45139), all amendments thereto and reports filed for the purpose of updating such description.


     All documents filed by us pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act (1) subsequent to the initial filing of this prospectus and prior to the date it is declared effective and (2) subsequent to the date of this prospectus and prior to the termination of this offering are incorporated by reference and become a part of this prospectus and to be a part hereof from their date of filing.

     Any statement contained in this prospectus or in a document incorporated by reference are modified or superseded for purposes of this prospectus to the extent that a statement contained in any such document modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

     On written or telephone request, we will provide free of charge to each person, including any beneficial owner, to whom a copy of this prospectus is delivered, a copy of any or all of the documents incorporated by reference in this prospectus but not delivered with this prospectus. Written or telephone requests for such copies should be directed to our principal office: American Classic Voyages Co., Two North Riverside Plaza, Suite 200, Chicago, Illinois 60606, Attention: Investor Relations, Telephone: (312) 258-1890.

                   WHERE YOU CAN FIND ADDITIONAL INFORMATION

     We file reports, proxy statements and other information with the SEC. Those reports, proxy statements and other information may be obtained:

     - At the Public Reference Room of the SEC, Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, DC 20549;

     - At the public reference facilities at the SEC's regional offices located at Seven World Trade Center, 13th Floor, New York, New York 10048 or 500 West Madison Street, Suite 1400, Chicago, Illinois 60661;

     - By writing to the SEC, Public Reference Section, Judiciary Plaza, 450 Fifth Street, N.W., Washington, DC 20549 or calling the SEC at 1-800-SEC-0330;

     - At the offices of the National Association of Securities Dealers, Inc., Reports Section, 1735 K Street, N.W., Washington, DC 20006; or

     - From the Internet site maintained by the SEC at http://www.sec.gov which contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC.

     Some locations may charge prescribed or modest fees for copies.

     We have filed with the SEC a registration statement on Form S-3 under the Securities Act covering the shares of common stock offered hereby. As permitted by the SEC, this prospectus, which constitutes a part of the registration statement, does not contain all the information included in the registration statement. Such additional information may be obtained from the locations described above. Statements contained in this prospectus as to the contents of any contract or other document are not necessarily complete. You should refer to the contract or other document for all the details.

                          AMERICAN CLASSIC VOYAGES CO.

                         INDEX TO FINANCIAL STATEMENTS

                                                                 PAGE
                                                                NUMBER
                                                                ------
Independent Auditors' Report................................     F-2
Consolidated Balance Sheets as of December 31, 1998 and
  1997......................................................     F-3
Consolidated Statements of Operations for the years ended
  December 31, 1998, 1997 and 1996..........................     F-4
Consolidated Statements of Cash Flows for the years ended
  December 31, 1998, 1997 and 1996..........................     F-5
Consolidated Statements of Changes in Stockholders' Equity
  for the years ended December 31, 1998, 1997 and 1996......     F-6
Notes to Consolidated Financial Statements..................     F-7

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors and Stockholders
American Classic Voyages Co.

     We have audited the consolidated balance sheets of American Classic Voyages Co. and subsidiaries as of December 31, 1998 and 1997, and the related consolidated statements of operations, changes in stockholders' equity and cash flows for each of the years in the three-year period ended December 31, 1998. In connection with our audits of the consolidated financial statements, we also have audited the financial statement schedule. These consolidated financial statements and financial statement schedule are the responsibility of management of American Classic Voyages Co. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedule based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of American Classic Voyages Co. and subsidiaries as of December 31, 1998 and 1997 and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1998, in conformity with generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

                                          KPMG LLP

Chicago, Illinois
February 19, 1999

                          AMERICAN CLASSIC VOYAGES CO.

                          CONSOLIDATED BALANCE SHEETS
                   (IN THOUSANDS EXCEPT SHARES AND PAR VALUE)

                                                                    DECEMBER 31,
                                                                --------------------
                                                                  1998        1997
                                                                --------    --------
ASSETS
Cash and cash equivalents...................................    $ 27,004    $ 19,187
Restricted short-term investments...........................          60         325
Accounts receivable.........................................       1,989       1,299
Inventory...................................................       2,413       2,274
Prepaid air tickets.........................................       2,527       1,982
Prepaid expenses and other current assets...................       4,113       3,557
                                                                --------    --------
     Total current assets...................................      38,106      28,624

Property and equipment, net.................................     162,129     171,105
Deferred income taxes, net..................................      10,011       9,564
Other assets................................................       2,546       1,602
                                                                --------    --------
     Total assets...........................................    $212,792    $210,895
                                                                ========    ========
LIABILITIES
Accounts payable............................................    $ 13,493    $ 14,282
Other accrued liabilities...................................      16,500      18,093
Current portion of long-term debt...........................       4,100       4,100
Unearned passenger revenues.................................      39,297      33,713
                                                                --------    --------
     Total current liabilities..............................      73,390      70,188

Long-term debt, less current portion........................      77,388      81,488
                                                                --------    --------
     Total liabilities......................................    $150,778    $151,676
                                                                ========    ========
STOCKHOLDERS' EQUITY
Preferred stock, $0.01 par value (5,000,000 shares
  authorized, none issued and outstanding)..................          --          --
Common stock, $0.01 par value (20,000,000 shares authorized,
  14,293,931 and 14,006,015 shares issued, respectively)....         143         140
Additional paid-in capital..................................      80,451      77,059
Accumulated deficit.........................................     (17,823)    (17,980)
Common stock in treasury, at cost (51,000 shares)...........        (757)         --
                                                                --------    --------
     Total stockholders' equity.............................      62,014      59,219
                                                                --------    --------
                                                                $212,792    $210,895
                                                                ========    ========

  The accompanying notes are an integral part of these Consolidated Financial
                                  Statements.

                          AMERICAN CLASSIC VOYAGES CO.
                     CONSOLIDATED STATEMENTS OF OPERATIONS
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                    YEARS ENDED DECEMBER 31,
                                                                --------------------------------
                                                                  1998        1997        1996
                                                                --------    --------    --------
Revenues....................................................    $192,225    $177,884    $190,408

Cost of operations (exclusive of depreciation and
  amortization shown below).................................     125,595     111,295     122,545
                                                                --------    --------    --------
Gross profit................................................      66,630      66,589      67,863

Selling, general and administrative expenses................      44,232      41,015      45,367
Depreciation and amortization expense.......................      16,912      15,590      14,571
Impairment write-down (Note 4)..............................          --          --      38,390
                                                                --------    --------    --------
Operating income (loss).....................................       5,486       9,984     (30,465)

Interest income.............................................       1,117       1,028         912
Interest expense............................................       6,639       6,963       8,111
Other income................................................         300          --      11,729
                                                                --------    --------    --------

Income (loss) before income taxes...........................         264       4,049     (25,935)

Income tax (expense) benefit................................        (107)     (1,620)      8,299
                                                                --------    --------    --------

Net income (loss)...........................................    $    157    $  2,429    $(17,636)
                                                                ========    ========    ========
PER SHARE INFORMATION
Basic:
  Basic weighted average shares outstanding.................      14,137      13,952      13,802
  Earnings (loss) per share.................................    $   0.01    $   0.17    $  (1.28)

Diluted:
  Diluted weighted average shares outstanding...............      14,777      14,338      13,802
  Earnings (loss) per share.................................    $   0.01    $   0.17    $  (1.28)

  The accompanying notes are an integral part of these Consolidated Financial
                                  Statements.

                          AMERICAN CLASSIC VOYAGES CO.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                                   YEARS ENDED DECEMBER 31,
                                                               --------------------------------
                                                                 1998        1997        1996
                                                               --------    --------    --------
OPERATING ACTIVITIES
  Net income (loss).........................................   $    157    $  2,429    $(17,636)
ADJUSTMENTS TO RECONCILE NET INCOME (LOSS) TO NET CASH
PROVIDED BY OPERATING ACTIVITIES
  Depreciation and amortization expense.....................     16,912      15,590      14,571
  Impairment write-down (Note 4)............................         --          --      38,390
  Gain on sale of assets....................................       (300)         --     (11,729)
  Changes in certain working capital accounts and other
     Accounts receivable....................................       (690)      2,435      (2,600)
     Accounts payable.......................................       (789)      3,599      (2,305)
     Other accrued liabilities..............................       (529)     (5,344)       (289)
     Other assets...........................................       (258)      1,576      (6,400)
     Unearned passenger revenues............................      5,584       2,044       3,137
     Prepaid expenses and other.............................     (1,563)         85        (123)
                                                               --------    --------    --------
  Net cash provided by operating activities.................     18,524      22,414      15,016
                                                               --------    --------    --------
INVESTING ACTIVITIES
  Decrease in restricted investments........................        265       2,632       7,724
  Capital expenditures......................................     (8,789)    (22,326)    (15,355)
  Proceeds from sale of assets..............................        300       1,830      21,522
                                                               --------    --------    --------
  Net cash (used in) provided by investing activities.......     (8,224)    (17,864)     13,891
                                                               --------    --------    --------
FINANCING ACTIVITIES
  Proceeds from borrowings..................................         --          --       6,903
  Repayments of borrowings..................................     (4,100)     (4,410)    (23,923)
  Purchase of common stock..................................       (757)         --          --
  Issuance of common stock..................................      2,907       1,139         368
  Deferred financing fees...................................       (533)         --        (395)
                                                               --------    --------    --------
  Net cash used in financing activities.....................     (2,483)     (3,271)    (17,047)
                                                               --------    --------    --------
  Increase in cash and cash equivalents.....................      7,817       1,279      11,860
  Cash and cash equivalents, beginning of period............     19,187      17,908       6,048
                                                               --------    --------    --------
  Cash and cash equivalents, end of period..................   $ 27,004    $ 19,187    $ 17,908
                                                               ========    ========    ========
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
  Cash paid during the period for:
     Interest...............................................   $  6,438    $  6,791    $  7,952
     Income taxes...........................................   $    232    $    249    $    450

  The accompanying notes are an integral part of these Consolidated Financial
                                  Statements.

                          AMERICAN CLASSIC VOYAGES CO.

           CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
                                 (IN THOUSANDS)

                                                          ADDITIONAL                                TOTAL
                                                           PAID-IN     ACCUMULATED   TREASURY   STOCKHOLDERS'
                                           COMMON STOCK    CAPITAL       DEFICIT      STOCK        EQUITY
                                           ------------   ----------   -----------   --------   -------------
Balance, December 31, 1995...............      $138        $74,048      $ (2,773)     $  --       $ 71,413
Net loss.................................        --             --       (17,636)        --        (17,636)
Stock issued under option and benefit
  plans..................................         1          1,204            --                     1,205
                                               ----        -------      --------      -----       --------
Balance, December 31, 1996...............       139         75,252       (20,409)        --         54,982
Net income...............................        --             --         2,429         --          2,429
Stock units issued to Directors, net.....        --            219            --         --            219
Stock issued under option and benefit
  plans..................................         1          1,588            --                     1,589
                                               ----        -------      --------      -----       --------
Balance, December 31, 1997...............       140         77,059       (17,980)        --         59,219
Net income...............................        --             --           157         --            157
Stock units issued to Directors, net.....        --            138            --         --            138
Stock issued under option and benefit
  plans..................................         3          3,254            --         --          3,257
Purchase of treasury stock...............        --             --            --       (757)          (757)
                                               ----        -------      --------      -----       --------
Balance, December 31, 1998...............      $143        $80,451      $(17,823)     $(757)      $ 62,014
                                               ====        =======      ========      =====       ========

  The accompanying notes are an integral part of these Consolidated Financial
                                  Statements.

                          AMERICAN CLASSIC VOYAGES CO.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

NATURE OF OPERATIONS

     American Classic Voyages Co., through its subsidiaries, operates two cruise lines under the names of The Delta Queen Steamboat Co. and American Hawaii Cruises. The Delta Queen Steamboat Co., through its subsidiaries, owns and operates the American Queen, Mississippi Queen and Delta Queen steamboats which conduct overnight cruise operations on certain U.S. inland waterways ("Delta Queen"). Delta Queen also owned and operated the Maison Dupuy Hotel (the "Hotel") located in New Orleans, prior to its sale in October 1996. American Hawaii Cruises, through its subsidiaries owns and operates the S.S. Independence steamship providing overnight cruises among the Hawaiian Islands. American Hawaii also owned the S.S. Constitution steamship which was removed from service in June 1995 and was sold on November 4, 1997.

PRINCIPLES OF CONSOLIDATION

     The accompanying Consolidated Financial Statements include the accounts of American Classic Voyages Co. ("AMCV") and its wholly owned subsidiaries, The Delta Queen Steamboat Co. ("DQSC"), and Great Hawaiian Cruise Line, Inc. ("GHCL") (collectively with such subsidiaries, the "Company"). The accompanying Consolidated Financial Statements have been prepared in accordance with generally accepted accounting principles. All significant intercompany accounts and transactions have been eliminated in consolidation. Certain previously reported amounts have been reclassified to conform to the 1998 presentation.

USE OF ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

CASH AND CASH EQUIVALENTS

     All highly liquid investments purchased with an original maturity of three months or less are considered cash equivalents.

RESTRICTED SHORT-TERM INVESTMENTS

     As of December 31, 1998 and 1997, restricted short-term investments reflected cash pledged as collateral on outstanding letters of credit related to certain contracts with vendors.

INVENTORIES

     Inventories consists of provisions, supplies, fuel and gift shop merchandise carried at the lower of cost (weighted-average) or market.

PREPAID AIR TICKETS

     Prepaid air tickets consists of air tickets purchased by the Company and resold to passengers in advance of sailings.

                          AMERICAN CLASSIC VOYAGES CO.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- CONTINUED

PROPERTY AND EQUIPMENT

     Property and equipment primarily consists of vessels and leasehold improvements which are recorded at cost. Construction-in-progress represents expenditures for the vessels under construction, renovation, lay-up and/or drydock. Depreciation is computed using the straight-line method based upon the estimated useful lives of the various classes of assets ranging from 3 to 40 years. Lay-up and drydock expenditures relating to vessel improvements or betterments are capitalized. In addition, lay-up and drydock expenditures relating to cleaning, repairs and maintenance are accrued evenly over the period to the next scheduled lay-up and/or drydock and are included in other accrued liabilities. Interest costs incurred during vessel construction periods were capitalized into the cost of the related vessels. The Company reviews long-lived assets, identifiable intangibles, goodwill, and reserves for impairment whenever events or changes in circumstances indicate the carrying amount of the assets may not be fully recoverable. In 1997, the Company reduced the cost of the S.S. Constitution to its salvage value as further discussed in Note 4.

GOODWILL

     In August 1993, the Company acquired substantially all the assets and certain liabilities of American Global Line Inc. ("the GHCL Acquisition"). The GHCL Acquisition was accounted for as a purchase. In connection with this purchase, goodwill was recorded for the excess of purchase price over the fair value of the net assets acquired and was being amortized over its estimated useful life of 25 years using the straight-line method. In 1996, in connection with its decision not to return the S.S. Constitution to service, the Company wrote-off the remaining goodwill balance (see Note 4). Amortization expense for 1996 was $52,000.

INCOME TAXES

     Deferred tax assets and liabilities are recognized for the expected future tax consequences of temporary differences between carrying amounts and the tax bases of other assets and liabilities.

REVENUE AND EXPENSE RECOGNITION

     The Company generally receives passenger fares up to 60 days prior to the cruise date. Prepaid passenger fares are deferred and recognized as revenue during the associated cruise. The Company is self-insured in respect of guaranteeing the Company's passenger cruise deposits. Advertising costs are expensed as incurred and are included in selling expense.

EARNINGS PER SHARE INFORMATION

     Basic earnings per share is computed by dividing net income by the weighted-average number of common shares outstanding. Diluted earnings per share is computed in a similar manner except that the denominator is increased to include dilutive potential common shares from stock options and stock units. See
Note 2 for a reconciliation of basic and diluted earnings per share.

FAIR VALUE OF FINANCIAL INSTRUMENTS

     The Company's financial instruments include restricted short-term investments, accounts receivable, accounts payable, other accrued expenses and long-term debt. At December 31, 1998 and 1997, the fair values of all financial instruments were not materially different from their carrying or contract values.

STOCK-BASED COMPENSATION PLANS

     The Company has elected to account for employee stock-based compensation plans in accordance with Accounting Principles Board Opinion No. 25, as permitted under Statement of Financial Standards

                          AMERICAN CLASSIC VOYAGES CO.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- CONTINUED

("SFAS") No. 123, "Accounting for Stock-Based Compensation". See Note 10 for pro forma effect for the fair value accounting method, as defined in SFAS No. 123.

NEW ACCOUNTING PRONOUNCEMENT

     In June 1997, the Financial Accounting Standards Board issued SFAS No. 131 "Disclosure about Segments of an Enterprise and Related Information", which requires the reporting of certain information about operating segments and related disclosures about products and services, geographic areas, and major customers. The Company has reviewed SFAS 131 and has determined that the Company operates as a single business segment.

RISK AND UNCERTAINTIES

     The Company is subject to varying degrees of risk and uncertainty. The Company insures its vessels and other business assets against insurable risks in a manner it deems appropriate. The Company believes there is no concentration of risk with any single customer or supplier, or small group of customers or suppliers, whose failure or non-performance would materially affect the Company's results.

NOTE 2. EARNINGS PER SHARE

     The earnings per share reconciliations presented below for the years ended December 31, 1998 and 1997 have been prepared pursuant to the requirements of SFAS No. 128 (in thousands, except per share amount):

                                                                   YEARS ENDED DECEMBER 31,
                                            ----------------------------------------------------------------------
                                                          1998                                 1997
                                            ---------------------------------    ---------------------------------
                                                                         PER                                  PER
                                            NUMERATOR    DENOMINATOR    SHARE    NUMERATOR    DENOMINATOR    SHARE
                                            ---------    -----------    -----    ---------    -----------    -----
Basic earnings per share................      $157         14,137       $0.01     $2,429        13,952       $0.17
                                                                        =====                                =====
Additional shares assuming exercise of
  dilutive stock options and immediate
  vesting of stock units................        --            640                     --           386
                                              ----         ------                 ------        ------
Diluted earnings per share..............      $157         14,777       $0.01     $2,429        14,338       $0.17
                                              ====         ======       =====     ======        ======       =====

     For the years ended December 31, 1998 and 1997, options to purchase 858,000 and 523,000 shares of common stock, respectively, at prices ranging from $15.00 to $20.00 were outstanding during 1998 and 1997, but were not included in the computation of diluted earnings per share because the options' exercise prices were greater than the average market prices of the common shares.

     As the Company reported a net loss for the year ended December 31, 1996, diluted earnings per share was computed in the same manner as basic earnings per share. Therefore, at December 31, 1996, outstanding options to purchase 1,730,553 shares of common stock at prices ranging from $3.25 to $20.00, were not included in the computation of diluted earnings per share.

                          AMERICAN CLASSIC VOYAGES CO.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- CONTINUED

NOTE 3. PROPERTY AND EQUIPMENT

     Property and equipment consisted of (in thousands):

                                                                 DECEMBER 31,
                                                             --------------------
                                                               1998        1997
                                                             --------    --------
Vessels..................................................    $218,649    $211,231
Buildings................................................       7,704       8,590
Construction-in-progress.................................         813       2,674
Other....................................................      10,756       8,003
                                                             --------    --------
                                                              237,922     230,498
Less accumulated depreciation............................     (75,793)    (59,393)
                                                             --------    --------
                                                             $162,129    $171,105
                                                             ========    ========

     At December 31, 1998, other property and equipment included $3.0 million of technical consulting and design fees related to capacity expansion at American Hawaii and Delta Queen. During 1998, $1.4 million of leasehold improvements were written-off along with $0.5 million of related accumulated depreciation upon the amendment to the lease covering the Company's Chicago headquarters facilities. This write-off was offset by a receivable from the landlord for the value of the undepreciated leasehold improvements (see Note 9 for further information). During 1997, $0.8 million of fully depreciated assets that were no longer in use were written-off along with the related accumulated depreciation.

NOTE 4. IMPAIRMENT WRITE-DOWN

     The S.S. Constitution was removed from service on June 27, 1995 and was placed in wet berth at a shipyard in Portland, Oregon. In 1996, after evaluating the scope and cost of the S.S. Constitution reconstruction project as well as considering various alternatives, the Company decided not to renovate or return the S.S. Constitution to service. The Company recognized an impairment write-down of $38.4 million, composed of (i) $36.1 million directly related to the write-down of the vessel and its allocated goodwill to an estimated salvage value of $2.5 million, and (ii) $2.3 million which represented the remaining goodwill balance from the GHCL Acquisition. The Company reserved for the estimated costs to be incurred on behalf of the S.S. Constitution until its eventual disposition.

     On November 4, 1997, the Company sold the vessel for net sale proceeds of $1.8 million and as such, the salvage value of the vessel was written down from $2.5 million to $1.8 million. This write-down was offset by a reduction in the reserve set-up for the estimated costs to be incurred on behalf of the vessel, as mentioned above.

NOTE 5. DISPOSITION OF ASSETS

     In October 1996, the Company sold its subsidiary which owned the Hotel in New Orleans for $22.0 million in cash. In addition, the Company entered into a Profit Participation Agreement with the buyer which provided for future payments based on the future performance of the Hotel. The agreement was terminated in February 1998 when the Company received final proceeds of $0.3 million from the buyer.

     Upon the sale of the Hotel, the Company paid down its then outstanding borrowings, which were $9.5 million under its prior credit agreement with a group of financial institutions with The Chase Manhattan Bank, as agent (the "Credit Agreement"). The balance of the Hotel sale proceeds were used for general corporate purposes.

                          AMERICAN CLASSIC VOYAGES CO.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- CONTINUED

NOTE 6. LONG-TERM DEBT

     Long-term debt consists of (in thousands):

                                                                   DECEMBER 31,
                                                                ------------------
                                                                 1998       1997
                                                                -------    -------
U.S. Government Guaranteed Ship Financing Note, American
  Queen Series, LIBOR+0.25% floating rate notes due
  semi-annually beginning February 24, 1996 through August
  24, 2005..................................................    $16,809    $19,233
U.S. Government Guaranteed Ship Financing Bond, American
  Queen Series, 7.68% fixed rate, sinking fund bonds due
  semi-annually beginning February 24, 2006 through June 2,
  2020......................................................     36,198     36,198
U.S. Government Guaranteed Ship Financing Note, Independence
  Series A, LIBOR+0.27% floating rate notes due
  semi-annually beginning June 7, 1996 through December 7,
  2005......................................................      9,248     10,570
U.S. Government Guaranteed Ship Financing Bond, Independence
  Series A, 6.84% fixed rate sinking fund bonds due
  semi-annually beginning June 7, 2006 through December 7,
  2015......................................................     13,215     13,215
U.S. Government Guaranteed Ship Financing Note, Independence
  Series B, LIBOR+0.27% floating rate notes due
  semi-annually beginning December 7, 1996 through December
  7, 2005...................................................      2,478      2,832
U.S. Government Guaranteed Ship Financing Bond, Independence
  Series B, 7.46% fixed rate sinking fund bonds due
  semi-annually beginning June 7, 2006 through December 7,
  2015......................................................      3,540      3,540
                                                                -------    -------
                                                                 81,488     85,588
Less current portion........................................      4,100      4,100
                                                                -------    -------
                                                                $77,388    $81,488
                                                                =======    =======

     Required principal payments on long-term debt over the next five years are $4.1 million for each of the years from 1999 to 2003. For the years ended December 31, 1998 and 1997, the weighted-average interest rate on outstanding borrowings was approximately 7.0% and 6.9%, respectively.

     The American Queen Series and the Independence Series A and B debt are guaranteed by the U.S. Government through the Maritime Administration ("MARAD") and are secured by first mortgages on the American Queen and the S.S. Independence, respectively. These Series contain various covenants which, among other things, require the compliance with certain financial ratios at the end of each year.

     Upon the issuance of the Independence Series A and B debt in 1995 and 1996, $2.2 million was deposited into an account representing six months of debt service. The debt service deposit was released to the Company in 1997 as GHCL had met the required cash flow and debt to equity ratios as of December 31, 1996.

     As of December 31, 1996, the Company's restricted short-term investments included an escrow account for remaining American Queen construction costs in the amount of $0.3 million, which was released to the Company in October 1997 and was used to pay down the principal balance of the American Queen Series.

     As of December 31, 1998, the Company had a revolving credit facility under the Credit Agreement which provided for borrowings of up to $15.0 million with a final maturity on March 31, 1999. In 1998, no borrowings were outstanding at any time under this facility. Borrowings bear interest, at the option of the Company, equal to either a LIBOR rate or prime rate basis. The Company is also required to pay a

                          AMERICAN CLASSIC VOYAGES CO.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- CONTINUED

commitment fee on the unused portion of the facility at a rate ranging from 0.375% to 0.500% per annum. The Credit Agreement is guaranteed by AMCV and secured by substantially all the assets of DQSC, excluding the American Queen. The Credit Agreement contains various limitations, restrictions and financial covenants which, among other things, requires maintenance of certain financial ratios, restricts additional indebtedness, limits intercompany advances to $20.0 million and limits the payment of dividends from DQSC to AMCV to $2.0 million per annum. See Note 12 for further information.

     As of December 31, 1998, the Company complied with all covenants under its various debt agreements.

NOTE 7. COMMITMENTS AND CONTINGENCIES

     The Company leases certain facilities and equipment under operating leases. The Company currently leases approximately 21,000 square feet from a partnership controlled by an affiliated company, at an annual rate of approximately $99,000. In addition, the DQSC and GHCL headquarters is maintained pursuant to an assignment from local authorities. The Company paid approximately $165,000 and $160,000 under this arrangement for the years ended December 31, 1998 and 1997, respectively. This arrangement may be terminated at any time by the local authorities upon determination that a superior maritime use is deemed to exist. Rent expense for the years ended December 31, 1998, 1997 and 1996 was approximately $842,000, $916,000 and $848,000, respectively.

     The future minimum lease commitments for the next five years and thereafter under all noncancelable operating leases, excluding assignment payments, as of December 31, 1998, are $322,000, $374,000, $396,000, $348,000, $323,000 and
$243,000.

     The Company is subject to litigation in the ordinary course of business. In the opinion of management, the outcome of such litigation will not have a material effect on the results of operations or financial position of the Company as most is covered by insurance, net of a deductible.

NOTE 8. INCOME TAXES

     The provision (benefit) for income taxes consisted of (in thousands):

                                                          YEARS ENDED DECEMBER 31,
                                                         --------------------------
                                                         1998      1997      1996
                                                         -----    ------    -------
Current tax provision (benefit):
  Federal............................................    $  --    $   --    $    --
  State..............................................      213       163       (458)
                                                         -----    ------    -------
                                                           213       163       (458)
                                                         -----    ------    -------
Deferred tax provision (benefit):
  Federal............................................       89     1,323     (9,073)
  State..............................................     (195)      134      1,232
                                                         -----    ------    -------
                                                          (106)    1,457     (7,841)
                                                         -----    ------    -------
       Total tax provision (benefit).................    $ 107    $1,620    $(8,299)
                                                         =====    ======    =======

                          AMERICAN CLASSIC VOYAGES CO.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- CONTINUED

     The provision (benefit) for income taxes differs from amounts computed by applying the U.S. statutory Federal income tax rate. The differences are summarized as follows (in thousands):

                                                          YEARS ENDED DECEMBER 31,
                                                         --------------------------
                                                         1998      1997      1996
                                                         -----    ------    -------
                                                            35%       35%        35%
                                                         -----    ------    -------
  Tax provision (benefit) at statutory rate..........    $  93    $1,417    $(9,076)
  State income taxes (net of Federal benefit)........       12       193        503
  Non-deductible expenses............................      221       313        121
  Other..............................................     (219)     (303)       153
                                                         -----    ------    -------
       Total tax provision (benefit).................    $ 107    $1,620    $(8,299)
                                                         =====    ======    =======

     The tax effects of temporary differences that gave rise to significant portions of the deferred tax assets and deferred tax liabilities are presented below (in thousands):

                                                                  DECEMBER 31,
                                                               ------------------
                                                                1998       1997
                                                               -------    -------
Deferred tax assets:
  Insurance costs and reserves.............................    $ 1,097    $ 1,198
  Non-recurring executive compensation.....................        490        809
  Benefit cost accruals....................................        491        483
  Alternative minimum tax credit carryforwards.............      2,196      2,196
  Drydock accruals.........................................        967        820
  Net operating loss carryforward..........................     35,090     33,041
  Goodwill, due to basis differences.......................      1,270      1,248
                                                               -------    -------
       Total deferred tax assets...........................     41,601     39,795
                                                               -------    -------
Deferred tax liabilities:
  Capital construction fund................................      1,237      1,472
  Property plant and equipment, due to basis differences
     and depreciation, net.................................     30,353     28,759
                                                               -------    -------
       Total deferred tax liabilities......................     31,590     30,231
                                                               -------    -------
       Net deferred tax asset..............................    $10,011    $ 9,564
                                                               =======    =======

     At December 31, 1998, consolidated net operating losses of approximately $3.0 million, $10.0 million, $36.0 million, $14.0 million, $29.0 million and $5.0 million expiring in 2008, 2009, 2010, 2011, 2012 and 2018, respectively, were available to offset future taxable income of the Company.

     In 1993, the Company established a capital construction fund (the "CCF") pursuant to Section 607 of the Merchant Marine Act of 1936, into which it deposited approximately $12.0 million. This fund was primarily used to pay liabilities assumed in the Acquisition and allowed the Company to accelerate recognition of certain deductions for qualified capital expenditures for income tax purposes. As a result of the CCF, the Company has approximately a $2.2 million alternative minimum tax credit carryforward available with no expiration date.

NOTE 9. RELATED PARTIES

     As of December 31, 1998, the largest stockholders of the Company's common stock were certain affiliates of Equity Group Investments ("EGI"), including EGI Holdings, Inc. and EGIL Investments, Inc., which owned an aggregate of 53% of the Company's common stock. EGI and its affiliates provided

                          AMERICAN CLASSIC VOYAGES CO.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- CONTINUED

certain administrative support services for the Company, including but not limited to legal, accounting, tax, benefit and insurance brokerage services. In addition, as previously mentioned in Note 7, the Company leases office space from an affiliate of EGI. In the aggregate, the fees charged by EGI and its affiliates for such services and rent were approximately $0.4 million, $0.7 million, and $1.5 million for the years ended December 31, 1998, 1997 and 1996, respectively. These arrangements with EGI and its affiliates are subject to approval by a majority of the non-affiliated members of the Company's Board of Directors, and are conducted on terms no less favorable to the Company than could be obtained from unaffiliated third parties.

     In late 1997, the Company subleased approximately 13,000 square feet of Chicago office space (the "sublease area") to Equity Office Properties Trust, an affiliate of EGI. For the years ended December 31, 1998 and 1997, approximately $78,000 and $23,000, respectively, was received by the Company under the sublease at a rate which it believes to be competitive for comparable space for an unaffiliated party. In mid-1998, the Company entered into an amended lease agreement covering the Chicago office space whereby the subleased area was removed from the lease. The Company was granted a $0.6 million reduction in future rent on its remaining office space, representing the value of undepreciated leasehold improvements of the sublease area.

     The Company paid approximately $768,000 for legal services to Preston Gates Ellis & Rouvelas Meeds ("Preston Gates") during 1998. Mr. Rouvelas, a Director of the Company, is a partner of Preston Gates. The Company paid approximately $113,000 for legal services to Watanabe, Ing & Kawashima ("WIK") during 1998. Mr. Watanabe, a Director of the Company, is a partner of WIK.

NOTE 10. EMPLOYEE BENEFIT PLANS

RETIREMENT PLANS

     The Company's non-union employees are eligible to participate in the ADVANTAGE Retirement Savings Plan (as amended and restated October 1, 1987, "ADVANTAGE Plan"), a profit-sharing plan with a salary deferral feature that qualifies under Section 401 of the Internal Revenue Code of 1986, as amended. The ADVANTAGE Plan allows participants to defer a portion of their eligible compensation on a pre-tax basis. Participant contributions are 100% vested at the time the contribution is made. Matching contributions are made by the Company in an amount equal to 100% of the amount of a participant's contribution with a maximum of 4% of such participant's annual eligible wages, subject to Internal Revenue Service maximums. In addition, the Company may make discretionary profit-sharing contributions which are allocated to eligible employees based on eligible compensation. Company contributions vest over a five-year period. Matching and profit-sharing contributions approximated $497,000, $550,000 and $708,000 for the years ended December 31, 1998, 1997 and
1996, respectively.

     The Company also maintains a non-qualified deferred compensation plan (the "Restoration Plan"), effective August 1, 1998. The purpose of the Restoration Plan is to provide deferrals for eligible employees that may not be made to the ADVANTAGE Plan because of certain restrictions and limitations in the Code. Benefits will be paid from employee contributions. The Company's liability under the Restoration Plan as of December 31, 1998 was $30,000.

     The Company also contributes, under collective bargaining agreements, to funds designed to provide pension and health benefits for its union employees. The Company contributed $2,203,000, $2,147,000 and $2,337,000 to such plans for the years ended December 31, 1998, 1997 and 1996, respectively.

EMPLOYEE STOCK PURCHASE PLAN

     The American Classic Voyages Co. 1995 Employee Stock Purchase Plan (the "ESP Plan") allows eligible employees to purchase common stock of the Company, through payroll deductions, at a discounted

                          AMERICAN CLASSIC VOYAGES CO.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- CONTINUED

price from the market price. The exercise price under the ESP Plan is deemed to be 85% of the lesser of (i) the market value of the Company's common stock on the last business day of the offering period or (ii) the greater of (a) the average market value during the offering period and (b) the market value on the first business day of the offering period. There is a maximum of 500,000 shares authorized under the ESP Plan. There were 11,622, 9,718 and 12,297 shares issued during 1998, 1997 and 1996, respectively, at an average price of $13.38, $10.70 and $7.13 per share for 1998, 1997 and 1996, respectively. At December 31, 1998, approximately 461,000 shares were available for offering under the ESP Plan.

STOCK-BASED COMPENSATION PLANS

     The Company granted, as of January 1, 1992, fully vested options to the Company's then senior executive officers, to purchase shares of common stock, in lieu of bonus payments (the "Executive Stock Option Plan"). These options are exercisable, in whole or in part, at any time prior to January 2, 2002, at an exercise price of $3.25 per share.

     The Company adopted the 1992 Stock Option Plan effective January 2, 1992 (the "1992 Plan"). Pursuant to the 1992 Plan, certain officers, directors, key employees, and consultants will be offered the opportunity to acquire shares of the Company's common stock via stock option grants. In addition, the 1992 Plan provides for the granting of stock units and stock appreciation rights ("SARs"). The exercise price of options granted under the 1992 Plan cannot be less than the fair market value of the Company's common stock at the date of grant. As of December 31, 1998, 2,703,198 shares of the Company's common stock have been reserved for issuance under the 1992 Plan. Options granted under the 1992 Plan generally vest over a three-year period and expire 10 years from the date of grant. The per share weighted-average fair value of stock options granted during 1998, 1997 and 1996 was $7.86, $4.25 and $3.48, respectively, on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions for 1998, 1997 and 1996 respectively: expected volatility of 53%, 52% and 50%, risk-free interest rates of 4.6%, 5.7% and 6.0%, expected lives of three years and dividend yield of 0% for all years.

     In 1998 and 1997, under the terms of the 1992 Plan, the Company paid each non-employee director stock units as an annual retainer. The stock units in general vest at a rate of 25% on the first day of each calendar quarter. The fully vested stock units will be converted into an equal number of common stock shares at any time as selected by each director prior to each grant.

     In 1995, the Company granted SARs to key employees. All of the SARs were canceled in 1996.

     During 1995, the Financial Accounting Standards Board issued SFAS No. 123, "Accounting for Stock Based Compensation," which defines a fair value based method of accounting for an employee stock option or similar equity instrument and encourages all entities to adopt that method of accounting for all of their employee stock compensation plans. However, it also allows an entity to continue to measure compensation cost for those plans using the method of accounting prescribed by APB No. 25, "Accounting for Stock Issued to Employees." Entities electing to remain with the accounting in APB No. 25 must make pro forma disclosures of net income and earnings per share, as if the fair value based method of accounting defined in this Statement has been applied.

     The Company applies APB No. 25 in accounting for its plans and, accordingly, no compensation cost has been recognized for its stock options in the financial statements. Had the Company determined compensation cost based on the fair value at the grant date for its stock options under SFAS No. 123, the

                          AMERICAN CLASSIC VOYAGES CO.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- CONTINUED

Company's net income (loss) and earnings (loss) per share would have been adjusted to the pro forma amounts indicated below (in thousands, except per share amounts):

                                                                         1998       1997       1996
                                                                        -------    ------    --------
Net income (loss)....................................    As reported    $   157    $2,429    $(17,636)
                                                         Pro forma       (2,487)    1,422     (18,033)
Basic earnings (loss) per share......................    As reported    $  0.01    $ 0.17    $  (1.28)
                                                         Pro forma        (0.18)     0.10       (1.31)
Diluted earnings (loss) per share....................    As reported    $  0.01    $ 0.17    $  (1.28)
                                                         Pro forma        (0.18)     0.10       (1.31)

     Pro forma net income (loss) and earnings (loss) per share reflect only options granted since 1995. Therefore, the full impact of calculating compensation cost for stock options under SFAS No. 123 is not reflected in the pro forma amounts presented above because compensation cost is reflected over the options' vesting period which is generally three years and compensation cost for options granted prior to January 1, 1995 is not considered.

     The table below summarizes the activities for 1996, 1997 and 1998:

                                    EXECUTIVE STOCK
                                      OPTION PLAN                     1992 PLAN
                                    ---------------    ---------------------------------------    WEIGHTED-AVERAGE
                                        SHARES           SHARES        SHARES         SHARES       EXERCISE PRICE
                                      SUBJECT TO       SUBJECT TO    SUBJECT TO     SUBJECT TO      FOR OPTIONS
                                        OPTIONS         OPTIONS      STOCK UNITS       SARS        AND SARS ONLY
                                    ---------------    ----------    -----------    ----------    ----------------
Balance at December 31, 1995.....       323,971        1,179,410           --         280,000          $13.04
  Granted........................            --          895,680           --              --            9.50
  Canceled.......................            --         (582,668)          --        (280,000)          15.36
  Exercised......................       (85,840)              --           --              --            3.25
                                        -------        ---------       ------        --------          ------
Balance at December 31, 1996.....       238,131        1,492,422           --              --           10.54
  Granted........................            --           62,000       24,500              --           12.36
  Canceled.......................            --          (71,753)      (1,450)             --           11.43
  Exercised......................       (43,006)         (60,290)          --              --            7.90
  Converted......................            --               --       (2,650)             --              --
                                        -------        ---------       ------        --------          ------
Balance at December 31, 1997.....       195,125        1,422,379       20,400              --           10.74
  Granted........................            --        1,618,000       14,000              --           17.10
  Canceled.......................       (19,512)        (151,236)          --              --           13.44
  Exercised......................       (50,000)        (215,047)          --              --            9.29
  Converted......................            --               --       (7,000)             --              --
                                        -------        ---------       ------        --------          ------
Balance at December 31, 1998.....       125,613        2,674,096       27,400              --          $14.39
                                        =======        =========       ======        ========          ======

                          AMERICAN CLASSIC VOYAGES CO.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- CONTINUED

     The following table summarizes information about options outstanding at December 31, 1998:

                                                 OPTIONS OUTSTANDING                       OPTIONS EXERCISABLE
                                  -------------------------------------------------   ------------------------------
                                                WEIGHTED-AVERAGE
   RANGE OF                       OUTSTANDING      REMAINING       WEIGHTED-AVERAGE   EXERCISABLE   WEIGHTED-AVERAGE
EXERCISE PRICE                    AT 12/31/98   CONTRACTUAL LIFE    EXERCISE PRICE    AT 12/31/98    EXERCISE PRICE
---------------                   -----------   ----------------   ----------------   -----------   ----------------
$      3.25     ................     125,613           3                $ 3.25           125,613         $ 3.25
   7.97-   9.88 ................     441,855           8                  8.96           365,997           8.88
  10.25-  15.00 ................     408,451           7                 11.65           370,446          11.70
  15.32-  20.00 ................   1,823,790           9                 17.08           637,123          17.16
---------------                    ---------           --               ------         ---------         ------
 $ 3.25- $20.00 ................   2,799,709           8                $14.39         1,499,179         $12.63
===============                    =========           ==               ======         =========         ======

NOTE 11. UNAUDITED QUARTERLY RESULTS OF OPERATIONS

     Summarized unaudited quarterly results of operations for 1998 and 1997 are as follows:

                                                     MARCH 31,    JUNE 30,    SEPTEMBER 30,    DECEMBER 31,
          YEAR ENDED DECEMBER 31, 1998                 1998         1998          1998             1998
          ----------------------------               ---------    --------    -------------    ------------
                                                             (IN THOUSANDS, EXCEPT PER SHARE DATA)
Revenues.........................................     $40,668     $53,535        $50,920         $47,102
Gross profit.....................................      11,209      20,562         18,184          16,675
Operating (loss) income..........................      (6,143)      4,037          3,798           3,794
Pre-tax (loss) income............................      (7,262)      2,614          2,424           2,488
Net (loss) income................................      (4,362)      1,574          1,454           1,491
Basic (loss) earnings per share..................       (0.31)       0.11           0.10            0.10
Diluted (loss) earnings per share................       (0.31)       0.11           0.10            0.10

                                                     MARCH 31,    JUNE 30,    SEPTEMBER 30,    DECEMBER 31,
          YEAR ENDED DECEMBER 31, 1997                 1997         1997          1997             1997
          ----------------------------               ---------    --------    -------------    ------------
                                                             (IN THOUSANDS, EXCEPT PER SHARE DATA)
Revenues.........................................     $40,372     $42,356        $49,746         $45,410
Gross profit.....................................      13,233      17,661         19,606          16,089
Operating (loss) income..........................      (1,869)      3,451          6,098           2,304
Pre-tax (loss) income............................      (3,314)      1,962          4,617             784
Net (loss) income................................      (1,988)      1,177          2,770             470
Basic (loss) earnings per share..................       (0.14)       0.08           0.20            0.03
Diluted (loss) earnings per share................       (0.14)       0.08           0.19            0.03

     The sum of quarterly (loss) earnings per common share may differ from full-year amounts due to changes in the number of shares outstanding during the year.

NOTE 12. SUBSEQUENT EVENTS (UNAUDITED)

REGISTRATION STATEMENT

     On February 22, 1999, the Company filed a Registration Statement on Form S-3 with the Securities and Exchange Commission relating to a proposed public offering of up to 3,450,000 shares of common stock. The expected proceeds of this issuance will be used to fund capacity expansion in the Hawaiian cruise market. No assurances can be given, however, that this offering will be consummated.

                          AMERICAN CLASSIC VOYAGES CO.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- CONTINUED

CHASE CREDIT AGREEMENT

     In the first quarter of 1999, DQSC, as borrower, closed on a new long-term credit facility with The Chase Manhattan Bank, as agent, and several participant banks (the "Chase Facility"). The Chase Facility, which is a $70 million revolving credit facility maturing in February 2004, replaces the Credit Facility. Borrowings under the new facility bear interest at a rate, at the option of the Company, equal to either (1) the greater of Chase's prime rate or certain alternative base rates plus a margin ranging from 0.50% to 1.50%, or (2) the London Interbank Offered Rate plus a margin ranging from 1.50% to 2.50%. The Company is also required to pay an unused commitment fee at a rate of 0.50% per annum.

     The Chase Facility will be used to fund the acquisition of the fourth Delta Queen riverboat, the construction of the first two coastal vessels, and Delta Queen working capital. The new facility is secured by all of the assets of DQSC except the American Queen, and has various limitations and restrictions on investments, additional indebtedness, the construction costs of the new vessels, and other capital expenditures. The Chase Facility also limits dividends by DQSC, when aggregated with investments and certain other payments, to amounts ranging from $5 million to $15 million per annum. DQSC is required to comply with certain financial covenants, including maintenance of minimum interest coverage ratios and maximum leverage ratios.

CONSTRUCTION CONTRACT

     On March 9, 1999, the Company executed definitive agreements with Ingalls Shipbuilding, Inc. to construct at least two new vessels for the Hawaii cruise market. The new Hawaii cruise ships will have the capacity to accommodate approximately 1,900 passengers each and are currently estimated to cost $440 million each, plus approximately $30 million for furnishings, fixtures and equipment. The contract provides that Ingalls Shipbuilding will deliver the first new ship in January 2003 and the second ship in January 2004. In addition, the shipbuilding contract provides the Company an option to build up to four additional vessels. The estimated contract price of the first option vessel is $487 million and the contract price for the subsequent option vessels will be negotiated between the parties. Ingalls Shipbuilding will provide a limited warranty for the design, material and workmanship of each vessel for one year after delivery.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                3,500,000 SHARES

                                  [AMCV LOGO]

                          AMERICAN CLASSIC VOYAGES CO.

                                  COMMON STOCK

                             ----------------------

                                   PROSPECTUS
                             ----------------------

                              MERRILL LYNCH & CO.
                          DONALDSON, LUFKIN & JENRETTE
                              GOLDMAN, SACHS & CO.
                        CRAIG-HALLUM CAPITAL GROUP, INC.

                                           , 1999

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The following are the estimated expenses in connection with the distribution of the securities being registered:

Securities and Exchange Commission registration fee.........    $ 26,353
National Association of Securities Dealers, Inc. filing
  fee.......................................................       9,980
Nasdaq National Market additional listing fee...............      17,500
Printing and related expenses...............................      75,000
Blue sky fees and expenses..................................       5,000
Legal fees and expenses.....................................     100,000
Accounting fees and expenses................................      25,000
Miscellaneous...............................................      41,167
                                                                --------
          Total.............................................    $300,000
                                                                ========

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Article Seventh of the Registrant's Amended and Restated Certificate of Incorporation ("Article Seventh") is consistent with Section 102(b)(7) of the Delaware General Corporation Law, which generally permits a company to include a provision limiting the personal liability of a director in the company's certificate of incorporation. With limitations, Article Seventh eliminates the personal liability of the Registrant's directors to the Registrant or its stockholders for monetary damages for breach of fiduciary duty as a director. However, Article Seventh does not eliminate director liability: (1) for breaches of the duty of loyalty to the Registrant and its stockholders; (2) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; (3) for transactions from which a director derives improper personal benefit; or (4) under Section 174 of the Delaware General Corporation Law ("Section 174"). Section 174 makes directors personally liable for unlawful dividends and stock repurchases or redemptions and expressly sets forth a negligence standard with respect to such liability. While Article Seventh protects the directors from awards for monetary damages for breaches of their duty of care, it does not eliminate their duty of care. The limitations in Article Seventh have no effect on claims arising under the federal securities laws.

     Under Section 145 of the Delaware General Corporation Law, directors and officers, as well as other employees and individuals, may be indemnified against expenses (including attorneys' fees), judgments, fines, amounts paid in settlement in connection with specified actions, suits or proceedings, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation, a "derivative action") if they acted in good faith and in a manner they reasonably believed to be in, or not opposed to, the best interests of the corporation, and, with respect to criminal actions or proceedings, had no reasonable cause to believe their conduct was unlawful. A similar standard of care is applicable in the case of derivative actions, except that indemnification only extends to expenses (including attorneys' fees) incurred in connection with the defense or settlement of such an action, and the Delaware General Corporation Law requires court approval before there can be any indemnification where the person seeking indemnification has been found liable to the corporation.

     The directors and officers of the Company are covered by directors' and officers' insurance in an aggregate maximum of approximately $10 million indemnifying them against certain liabilities that they might incur in such capacities, including certain liabilities arising under the Securities Act. The premium for this insurance is paid by the Company.

     The Underwriting Agreement (Exhibit 1.1 hereto) provides for indemnification by the underwriters of the Company, its directors, its officers who have signed the Registration Statement, each person, if any, who controls the Company, each selling stockholder and each person, if any, who controls such selling stockholder for certain liabilities, including liabilities arising under the Securities Act, resulting from information relating to the underwriters furnished in writing to the Registrant by the underwriters for use in the Registration Statement, the prospectus or any preliminary prospectus.

ITEM 16. EXHIBITS


     EXHIBIT NUMBER                         DESCRIPTION OF EXHIBIT
     --------------                         ----------------------
           1.1*          -- Form of Underwriting Agreement
           5.1*          -- Opinion of Seyfarth, Shaw, Fairweather & Geraldson
          23.1           -- Consent of KPMG LLP
          23.2*          -- Consent of Seyfarth, Shaw, Fairweather & Geraldson
                            (included in Exhibit 5.1)
          24.1*          -- Power of Attorney from Samuel Zell
          24.2*          -- Power of Attorney from Arthur A. Greenberg
          24.3*          -- Power of Attorney from Mark Slezak
          24.4*          -- Power of Attorney from Jerry R. Jacob
          24.5*          -- Power of Attorney from Joseph P. Sullivan
          24.6*          -- Power of Attorney from Emanuel L. Rouvelas
          24.7*          -- Power of Attorney from Jeffrey N. Watanabe


---------------
* Previously filed

ITEM 17. UNDERTAKINGS

     (a) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933 (the "Securities Act"), each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 ("Exchange Act") (and, where applicable, each filing of an employee benefit plan's annual report pursuant to
Section 15(d) of the Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (b) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     (c) The undersigned Registrant hereby undertakes that:

          1. For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

          2. For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Amendment to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Chicago, State of Illinois on the 15th day of April, 1999.


                                            AMERICAN CLASSIC VOYAGES CO.


                                            By:     /s/ JORDAN B. ALLEN

                                              ----------------------------------
                                                       Jordan B. Allen
                                                 Executive Vice President and
                                                        General Counsel


     Pursuant to the requirements of the Securities Act, this Amendment to the Registration Statement has been signed by the following persons in the capacities and on the dates indicated.


                      SIGNATURE                                       TITLE                      DATE
                      ---------                                       -----                      ----

                  /s/ SAMUEL ZELL*                       Chairman of the Board              April 15, 1999
-----------------------------------------------------
                     Samuel Zell

                /s/ PHILIP C. CALIAN                     President and Chief Executive      April 15, 1999
-----------------------------------------------------    Officer (Principal Executive
                  Philip C. Calian                       Officer), Director

               /s/ RANDALL L. TALCOTT                    Vice President and Treasurer       April 15, 1999
-----------------------------------------------------    (Principal Financial and
                 Randall L. Talcott                      Accounting Officer)

              /s/ ARTHUR A. GREENBERG*                   Director                           April 15, 1999
-----------------------------------------------------
                 Arthur A. Greenberg

                  /s/ MARK SLEZAK*                       Director                           April 15, 1999
-----------------------------------------------------
                     Mark Slezak

                 /s/ JERRY R. JACOB*                     Director                           April 15, 1999
-----------------------------------------------------
                   Jerry R. Jacob

               /s/ JOSEPH P. SULLIVAN*                   Director                           April 15, 1999
-----------------------------------------------------
                 Joseph P. Sullivan

              /s/ EMANUEL L. ROUVELAS*                   Director                           April 15, 1999
-----------------------------------------------------
                 Emanuel L. Rouvelas

              /s/ JEFFREY N. WATANABE*                   Director                           April 15, 1999
-----------------------------------------------------
                 Jeffrey N. Watanabe

                * /s/ JORDAN B. ALLEN
-----------------------------------------------------
                   Jordan B. Allen
                  Attorney-in-Fact

                                 EXHIBIT INDEX


     EXHIBIT NUMBER                         DESCRIPTION OF EXHIBIT
     --------------                         ----------------------
           1.1*          -- Form of Underwriting Agreement
           5.1*          -- Opinion of Seyfarth, Shaw, Fairweather & Geraldson
          23.1           -- Consent of KPMG LLP
          23.2*          -- Consent of Seyfarth, Shaw, Fairweather & Geraldson
                            (included in Exhibit 5.1)
          24.1*          -- Power of Attorney from Samuel Zell
          24.2*          -- Power of Attorney from Arthur A. Greenberg
          24.3*          -- Power of Attorney from Mark Slezak
          24.4*          -- Power of Attorney from Jerry R. Jacob
          24.5*          -- Power of Attorney from Joseph P. Sullivan
          24.6*          -- Power of Attorney from Emanuel L. Rouvelas
          24.7*          -- Power of Attorney from Jeffrey N. Watanabe


-------------------------
* Previously filed